   As filed with the Securities and Exchange Commission on July 13, 2000

                                                 Registration No. 333-36584
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------

                  Innovative Solutions and Support, Inc.
             (Exact name of registrant as specified in its charter)
       Pennsylvania                   7371                    23-2507402
                               (Primary Standard           (I.R.S. Employer
     (State or other       Industrial Classification    Identification Number)
     jurisdiction of              Code Number)
     incorporation or
      organization)              420 Lapp Road
                          Malvern, Pennsylvania 19355
                                 (610) 889-9898
(Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)
                              --------------------

                             Geoffrey S. M. Hedrick
                            Chief Executive Officer

                  Innovative Solutions and Support, Inc.
                                 420 Lapp Road
                          Malvern, Pennsylvania 19355
                                 (610) 889-9898
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              --------------------

                                   Copies to:
         Richard J. Busis, Esq.                  Andrew C. Lynch, Esq.
           Cozen and O'Connor                     Jenkens & Gilchrist,
           1900 Market Street                  A Professional Corporation
    Philadelphia, Pennsylvania 19103     1919 Pennsylvania Avenue, N.W., Suite
             (215) 665-2000                               600
                                                 Washington, D.C. 20006
                                                     (202) 326-1521
        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
                              --------------------

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               Proposed        Proposed
  Title of Each Class of                       Maximum          Maximum
     Securities to be         Amount to     Offering Price     Aggregate          Amount of
        Registered         be Registered(1)  Per Share(2)  Offering Price(2) Registration Fee(3)
------------------------------------------------------------------------------------------------
Common Stock, $.001 par
 value per share.........  3,450,000 shares     $12.00        $41,400,000          $10,930

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Includes 450,000 shares which the underwriters have the right to purchase from the Registrant to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(3) $10,560 was paid with the initial filing, and an additional $370 is being paid with this Amendment.
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JULY 13, 2000

PROSPECTUS

                             3,000,000 shares

                  Innovative Solutions and Support, Inc.


                         [LOGO OF INNOVATIVE SOLUTIONS]

                                  Common Stock

                                --------------

  This is the initial public offering of common stock of Innovative Solutions and Support, Inc. We are offering 3,000,000 shares of our common stock. We anticipate that the initial public offering price will be between $10.00 and $12.00 per share. We have applied to list our common stock on the Nasdaq National Market under the symbol "ISSC."

                                --------------

  See "Risk Factors" beginning on page 5 for a discussion of factors that you should consider before buying shares of our common stock.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                                 Per share Total
--------------------------------------------------------------------------------
Public offering price..........................................     $       $
--------------------------------------------------------------------------------
Underwriting discount..........................................     $       $
--------------------------------------------------------------------------------
Proceeds, before expenses, to us...............................     $       $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  The underwriters may purchase up to an additional 450,000 shares of common stock from us at the initial public offering price, less the underwriting discount, solely to cover over-allotments.

  The shares of common stock will be ready for delivery in New York, New York
on or about       , 2000.

                                --------------

Friedman Billings Ramsey
                    Stifel, Nicolaus & Company, Incorporated
                                                     Janney Montgomery Scott LLC

                                --------------

                  The date of this prospectus is      , 2000.

                              INSIDE FRONT COVER

Photograph of cockpit of Pilatus PC12 aircraft with IS&S flat panel display.

     Text:
     Instrument panel in a Platus PC12 with conventional Electronic Flight Instrumentation System (EFIS) on the left side and the IS&S Cockpit
       Information Panel (Cockpit/IP) on the right side.

Illustration of RVSM air data system for US Air Force KC 135

     Text:
     IS&S RVSM air data system for the US Air Force KC 135

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.........................................................   1
Risk Factors...............................................................   5
Cautionary Notice Regarding Forward-Looking Statements.....................  12
Use of Proceeds............................................................  13
Dividend Policy............................................................  13
Capitalization.............................................................  14
Dilution...................................................................  15
Selected Financial Data....................................................  16
Management's Discussion and Analysis of Financial Condition and
 Results of Operations.....................................................  17
Business...................................................................  23
Management.................................................................  36
Certain Transactions.......................................................  42
Principal Shareholders.....................................................  43
Description of Capital Stock...............................................  45
Shares Eligible for Future Sale............................................  48
Underwriting...............................................................  49
Legal Matters..............................................................  51
Experts....................................................................  51
Where You Can Find More Information........................................  51
Index to Financial Statements.............................................. F-1

   The IS&S name and logo and the names of products offered by us are trademarks, registered trademarks, service marks or registered service marks of IS&S. All other trademarks and service marks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

   This summary contains basic information about us and this offering. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and the accompanying notes, before making an investment decision.

   Except as set forth in our financial statements or as otherwise specified in this prospectus, all information in this prospectus: (1) reflects a 1.09624-for-1 split of our common stock to occur prior to this offering; (2) assumes no exercise of the underwriters' over-allotment option; and (3) reflects the conversion of all of our outstanding shares of preferred stock into common stock upon the closing of this offering. We have a September 30 fiscal year. In this prospectus, when we refer to a specific fiscal year, it is the fiscal year ended September 30 of the year mentioned. For example, fiscal year 1999 is the fiscal year ended September 30, 1999.

                  Innovative Solutions and Support, Inc.

Our Business

   We design, manufacture and sell flight avionics products, which are electronic instruments used in the operation of aircraft, to the military and government, commercial air transport and corporate aviation markets primarily to upgrade, or retrofit, aircraft currently in use. Our products include flight information computers, electronic displays and advanced monitoring systems that measure and display critical flight information, including air data, such as airspeed and altitude, and engine and fuel data. Our strategy is to leverage the latest technologies developed for the personal computer and telecommunications industries into advanced, cost-effective solutions for the aviation industry. We believe that this strategy, combined with our experience in the aviation industry, enables us to develop high-quality avionics products, substantially reduce product times to market and achieve cost savings over competing products. As a result, we have increased our revenues from $10.6 million in fiscal year 1997 to $22.5 million in fiscal year 1999, and we recorded revenues of $13.6 million for the six months ended March 31, 2000. Our income before income taxes increased from $841,000 in fiscal year 1997 to $6.7 million in fiscal year 1999, and we recorded income before income taxes of $3.9 million for the six months ended March 31, 2000.

   Our air data product line includes our reduced vertical separation minimum
(RVSM) products, which allow aircraft to comply with regulatory standards necessary to fly at reduced vertical separations being phased in on certain heavily traveled routes throughout the world. As a result of our expertise and market position, in 1997 we were selected as the sole RVSM supplier for the United States Air Force's retrofit of the KC-135 cargo aircraft, which we believe to be one of the largest U.S. military RVSM retrofit programs to date.

   We recently introduced our flat panel display system, a liquid crystal display that can replicate the display of one or a suite of analog and digital displays on one screen. We believe that our flat panel display system, which we call our Cockpit Information Portal (CIP), at 15 inches diagonal (12p by 9p), is the largest primary flight display available in the industry. Our CIP can replace a substantial number of the conventional displays in the limited space of the cockpit. Our CIP also allows the display of additional information now available to pilots, such as weather radar and ground terrain maps, and can be adapted to display additional information that we expect will become available or mandated in the future. We are also developing technologies that complement our CIP and enhance the display of cockpit information, such as our heads up display system, which projects important flight information onto an aircraft's cockpit windshield for easy reference by pilots.

   Among our customers are some of the most substantial aircraft owners and operators in the world, including the United States government, Northwest Airlines Corporation, Air Canada, Inc., DHL Airways, Inc., Emery Worldwide Airlines, Federal Express Corporation, The Boeing Company, Lockheed Martin Corporation, Rockwell International Corporation, Bombardier Aerospace (the manufacturer of Learjet), Pilatus Aircraft Ltd. and Gulfstream Aerospace Corporation.

Market Opportunity

   As air travel has increased over the past decade, U.S. and international aviation organizations have sought ways to increase traffic flow on high traffic routes. These organizations developed RVSM, which reduces vertical separation between aircraft from 2,000 feet to 1,000 feet and thereby increases available flight routes within a vertical airspace. RVSM has been in effect at specified altitudes for certain North Atlantic routes since March 1997. RVSM was phased in on certain Trans-Pacific air routes beginning in February 2000 and is scheduled to be phased in on Western Atlantic air routes beginning in October 2000. Eurocontrol, the organization that oversees air traffic control throughout Europe, plans to begin mandating RVSM on certain European routes in January 2002. We anticipate that RVSM will continue encompassing more of the world's airspace, including air routes over the United States, in the years to come.

   Because aircraft must have RVSM-compliant equipment in order to fly on RVSM routes, aircraft not equipped with such equipment will not be permitted to fly on many of the most popular and efficient routes. We believe that we are currently one of three primary suppliers of RVSM products to the U.S. retrofit market, and we intend to capitalize on our position as a leading provider of reliable, cost competitive RVSM air data products.

   Technological advances, particularly in the personal computer and telecommunications industries, have increasing application in the avionics industry. These advances, together with the growth in the amount of information available to pilots and new regulatory mandates, have driven demand for state-of-the-art avionics equipment. We designed our CIP to be the centerpiece of a cockpit information management system. Our CIP will permit the organization and display of various types of flight and other information that cannot currently be displayed in cockpits, either because of space or technological limitations.

Strategy

   Our objective is to become a leading supplier and integrator of cockpit information. We believe that our industry experience and reputation, our technology and products, and our business strategy provide a basis to achieve this objective. The key elements of our strategy are:

  . Maintaining our leadership in the air data and RVSM markets. We believe that we are one of the largest suppliers of air data and RVSM-compliant products to the retrofit market in the United States. As RVSM routes continue to be phased in over the next several years, we intend to capitalize on our position as a leading provider of reliable, cost competitive RVSM-compliant air data systems.

  . Establishing leadership in the flat panel display market. We expect that over the next several years, many aircraft will either be retrofitted or newly manufactured with flat panel displays because of their display capacity, versatility, visual appeal and lower cost of displaying multiple cockpit instruments on a single flat panel display. We believe that our CIP will become increasingly preferable over existing conventional and flat panel displays because of its lower cost, larger size and enhanced viewability.

  . Continuing our engineering and product development successes. We plan to continue using our innovative development processes to design technologically advanced, cost competitive avionics products such as our RVSM air data products and our CIP. We believe that by leveraging the latest technologies developed for other industries, we will be able to develop new leading-edge products or enhancements to our existing products in a more time efficient and cost effective manner than our competitors.

  . Increasing our sales to the commercial air transport and corporate aviation markets. We intend to strengthen and diversify our marketing efforts to include additional end user markets of the aviation industry, particularly the commercial air transport and corporate aviation markets, while at the same time maintaining our position as a provider of avionics products to government and military end users.

  . Expanding our international presence. We plan to increase our international sales through the expansion of sales and marketing personnel and foreign offices to respond to increased demand resulting from the anticipated introduction of RVSM on air routes throughout the world and the expected increasing interest in incorporating flat panel displays in aircraft cockpits.

  . Growth through acquisitions. We intend to pursue acquisitions as a means of growing our business. We may seek to acquire developers or suppliers of complementary products, technology or information, or we may acquire suppliers of similar products as a means of increasing our product offerings and market share.

General Information

   We are a Pennsylvania corporation. Our principal executive offices are located at 420 Lapp Road, Malvern, Pennsylvania 19355. Our telephone number is
(610) 889-9898. We maintain a web site at www.innovative-ss.com. Information found on our web site does not constitute part of this prospectus.

                              --------------------

                                  The Offering

 Common stock offered........................ 3,000,000 shares
 Common stock to be outstanding after the
  offering................................... 12,121,593 shares
 Use of proceeds............................. For product development of our flat panel display and related
                                              products, to finance our
                                              purchase of an airplane, to
                                              finance a portion of our new
                                              facility, to expand our sales
                                              and marketing efforts, for
                                              possible acquisitions and for
                                              general corporate purposes and
                                              working capital. See "Use of
                                              Proceeds."
 Proposed Nasdaq National Market symbol...... ISSC

                              --------------------

Our common stock to be outstanding after this offering excludes:

  . 757,501 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2000 at a weighted average exercise price of $5.26 per share;

  . warrants to purchase 375,354 shares of common stock at an exercise price of $2.19 per share; and

  . 285,912 shares of common stock reserved for future grants under our 1998
    Stock Option Plan as of June 30, 2000.

                             Summary Financial Data


   You should read the data set forth below together with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

                                           Year Ended September 30,                             Six Months Ended
                          -----------------------------------------------------------------  -----------------------
                                                                                             March 31,    March 31,
                             1995          1996          1997         1998         1999         1999        2000
                          -----------   -----------   -----------  -----------  -----------  ----------  -----------
                          (unaudited)                                                             (unaudited)
Statement of Operations
 Data:
Revenues................  $ 2,172,433   $ 6,685,682   $10,594,204  $14,682,313  $22,487,882  $8,913,950  $13,558,787
Cost of sales...........    1,847,207     5,322,424     7,007,523    8,480,549   10,570,009   4,694,879    6,399,879
                          -----------   -----------   -----------  -----------  -----------  ----------  -----------
 Gross profit...........      325,226     1,363,258     3,586,681    6,201,764   11,917,873   4,219,071    7,158,908
Research and
 development............      969,403       963,921     1,114,351    1,554,564    1,915,634     877,920    1,357,302
Selling, general and
 administrative.........      851,512     1,634,199     1,567,896    2,492,509    3,333,977   1,202,825    2,051,643
                          -----------   -----------   -----------  -----------  -----------  ----------  -----------
 Total operating
  expenses..............    1,820,915     2,598,120     2,682,247    4,047,073    5,249,611   2,080,745    3,408,945
 Operating income
  (loss)................   (1,495,689)   (1,234,862)      904,434    2,154,691    6,668,262   2,138,326    3,749,963
Interest (income)
 expense, net...........           --       (27,287)       63,813      224,121      (30,137)     31,105     (137,093)
                          -----------   -----------   -----------  -----------  -----------  ----------  -----------
 Income (loss) before
  income taxes..........   (1,495,689)   (1,207,575)      840,621    1,930,570    6,698,399   2,107,221    3,887,056
Income tax (expense)
 benefit, net...........           --            --            --    2,013,802   (2,517,764)   (792,051)  (1,420,642)
                          -----------   -----------   -----------  -----------  -----------  ----------  -----------
Net income (loss).......  $(1,495,689)  $(1,207,575)  $   840,621  $ 3,944,372  $ 4,180,635  $1,315,170  $ 2,466,414
                          ===========   ===========   ===========  ===========  ===========  ==========  ===========
Net income (loss) per
 common share:
 Basic..................  $     (0.23)  $     (0.18)  $      0.13  $      0.59  $      0.62  $     0.20  $      0.35
 Diluted................        (0.23)        (0.18)         0.10         0.46         0.45        0.15         0.25
Weighted average shares
 outstanding:
 Basic..................    6,570,649     6,612,739     6,612,739    6,670,134    6,746,976   6,727,844    7,100,319
 Diluted................    6,570,649     6,612,739     8,554,092    8,611,487    9,204,344   8,983,348    9,837,924
Operating Data:
 Gross profit margin....         15.0%         20.4%         33.9%        42.2%        53.0%       47.3%        52.8%
 Operating income (loss)
  margin................        (68.8%)       (18.5%)         8.5%        14.7%        29.7%       24.0%        27.7%
 Revenues per employee
  (1)...................  $    51,820   $   114,210   $   156,150  $   192,798  $   258,253  $  107,396  $   124,393

                                                         March 31, 2000
                                                   ---------------------------
                                                     Actual    As Adjusted (2)
                                                   ----------- ---------------
Balance Sheet Data:
Cash and cash equivalents......................... $ 6,456,285   $36,408,910
Working capital...................................  11,665,639    41,618,264
Total assets......................................  15,328,305    45,248,305
Debt and capital lease obligations, less current
 portion..........................................      38,889        38,889
Total shareholders' equity........................  12,400,118    42,320,118

--------------------
(1) Revenues per employee represent our revenues for the period divided by the average number of employees during the period. The average number of employees equals the average of the number of employees at the beginning of the period and at each month end during the period.

(2) Gives effect to the public offering of 3,000,000 shares of common stock at an assumed initial public offering price of $11.00 per share, net of underwriting discount and $770,000 of other estimated issuance costs.

                                  RISK FACTORS

   An investment in our shares is extremely risky. You should carefully consider the following risks as well as the other information in this prospectus before you decide to buy our common stock.

                         Risks Related to Our Business

Most of our sales are of air data systems products, and we cannot be certain that the market will continue to accept these or our other products.

   During fiscal year 1999 and the six months ended March 31, 2000, we derived 81% and 100% of our revenues from the sale of air data systems and related products. We expect that revenues from our air data products will continue to account for a significant portion of our revenues in the future. Accordingly, our revenues will decrease if such products do not continue to receive market acceptance or if our existing customers do not continue to incorporate our products in their retrofitting or manufacturing of aircraft. In seeking new customers, it may be difficult for our products to displace competing air data products. Accordingly, we cannot assure you that potential customers will accept our products or that existing customers will not abandon them.

We currently have a limited number of customers that use our products, primarily for government-related contracts, making us reliant on these customers and government needs.

   A substantial portion of our sales have been, and we expect will continue to be, to general contractors or government agencies in connection with government aircraft retrofit or original manufacturing contracts. Sales to government contractors and government agencies accounted for approximately 75% and 90% of our revenues during fiscal year 1999 and the six months ended March 31, 2000. Accordingly, our revenues could decline as a result of government spending cuts, general budgetary constraints and the complex and competitive government procurement processes.

   Additionally, a substantial portion of our revenues have been from a relatively limited number of government contractors, fleet operators and aircraft manufacturers. We derived 76% of our revenues during fiscal year 1999 from three customers, The Boeing Company, Rockwell International Corporation and Northwest Airlines Corporation, and 57% of our revenues during the six months ended March 31, 2000 from DME, Inc., Raytheon Company and Rockwell International Corporation. We expect a relatively small number of customers to account for a majority of our revenues for the foreseeable future. As a result of our concentrated customer base, a loss of one or more of these customers could adversely affect our revenues and results of operations.

Our business currently derives a large portion of its revenues from one military retrofit program, the loss of which could reduce our revenues.

   During fiscal year 1999 and the six months ended March 31, 2000, 63% and 62% of our revenues resulted from sales in connection with the United States Air Force KC-135 retrofit program in which we are a supplier of certain avionics products. Governmental spending cuts with respect to this program or our loss of business under this program would reduce our revenues and harm our financial condition.

The growth of our customer base could be limited by delays or difficulties in completing the development and introduction of our planned products or product enhancements.

   Recent advances in technology have led to increased demands for new avionics products. Our product development efforts may not be successful, and we may encounter significant delays in bringing our products to market. If our product development efforts are not successful or are significantly delayed and our customers decide to purchase competing products, our business may be harmed as a result of decreased sales and lost market share.

If we fail to enhance existing products or to develop and achieve market acceptance for flat panel displays and other new products that meet customer requirements, our business may not grow.

   Although a substantial majority of our revenues has come from sales of air data systems and related products, we expect to spend a large portion of our research and development efforts and a portion of the proceeds of this offering in developing and marketing our CIP and complementary products. Our ability to grow and diversify our operations through the introduction and sale of new products, such as flat panel displays, is dependent upon our success in continuing product development and engineering activities as well as our sales and marketing efforts and our ability to obtain requisite approvals to sell such products. Our sales growth will also depend in part on the market acceptance of and demand for our CIP and future products. We cannot be certain that we will be able to develop, introduce or market our CIP or other new products or product enhancements in a timely or cost-effective manner or that any new products will receive market acceptance or necessary regulatory approval.

We rely on third party suppliers for the components of our air data systems products, and any interruption in the supply of these components could hinder our ability to deliver our products.

   Our manufacturing process consists primarily of assembling components from third party manufacturers. For fiscal year 1999, our principal suppliers were Weston, UK, DDC, Inc. and API Harrowe, Inc. These third party components may not continue to be available to us on commercially reasonable terms or in a timely fashion. If we are unable to maintain relationships with key third party suppliers, the development and distribution of our products could be delayed until equivalent components can be obtained and integrated into our products. In addition, substitution of certain components from other manufacturers may require FAA or other approval, which could delay our ability to ship products.

Our government retrofit projects allow the government agency or goverment contractor to terminate or modify their contracts with us.

   Our government retrofit projects are generally pursuant to either a direct contract with a government agency or a subcontract with the general contractor to a government agency. Each contract includes various federal regulations that impose certain requirements on us, including the ability of the government agency or general contractor to alter the price, quantity or delivery schedule of our products. In addition, the government agency or general contractor retains the right to terminate the contract at any time at its convenience. Upon alteration or termination of these contracts, we would normally be entitled to an equitable adjustment to the contract price so that we may receive the purchase price for items we have delivered and reimbursement for allowable costs we have incurred. Most of our backlog is from government-related contracts. Accordingly, because these contracts can be terminated, we cannot assure you that our backlog will result in sales.


We depend on our key personnel to manage our business effectively, and if we are unable to retain our key employees, our ability to compete could be harmed.

   Our success depends on the efforts, abilities and expertise of our senior management and other key personnel, including in particular our Chairman and Chief Executive Officer, Geoffrey Hedrick. We generally do not have employment agreements with our employees. There can be no assurance that we will be able to retain such employees, the loss of some of whom could hurt our ability to execute our business strategy. We intend to continue hiring key management and sales and marketing personnel. Competition for such personnel is intense, and we may not be able to attract or retain additional qualified personnel.

If we do not manage our rapid growth, improve existing processes and implement new systems, procedures and controls, we may use resources, including your investment, inefficiently and our ability to serve our customers and capitalize on market opportunities may suffer.

   We expect our rapid growth to continue, causing significant strain on our operational and administrative resources. We have grown from 72 employees in 1997 to approximately 115 employees as of June 30, 2000, and we expect to continue hiring additional employees. Our future success will depend in part on our ability to implement and improve our operational, administrative and financial systems and controls and to manage, train and expand our employee base. We cannot assure you that our current and planned personnel levels, systems, procedures and controls will be adequate to support our future operations. If inadequate, we may not be able to exploit existing and potential market opportunities. Any delays or difficulties we encounter could impair our ability to attract new customers or enhance our relationships with existing customers.

Our revenue and operating results may vary significantly from quarter to quarter, which may cause our stock price to decline.

   Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including:

  . variations in demand for our products;

  . the timing of the introduction of RVSM requirements on various flight routes;

  . the capital expenditure budgets of aircraft owners and operators and the appropriation cycles of the U.S. government;

  . changes in the use of our products, including non-RVSM air data systems, RVSM systems and flat panel displays;

  . delays in introducing or obtaining government approval for new products;

  . new product introductions by competitors;

  . changes in our pricing policies or the pricing policies of our competitors; and

  . costs related to possible acquisitions of technologies or businesses.

   We plan to increase our operating expenses to expand our sales and marketing operations and fund greater levels of product development. As a result, a delay in generating revenues could cause significant variations in our operating results from quarter to quarter.

Our competition includes other manufacturers of air data systems and flight information displays against whom we may not be able to compete successfully.

   The markets for our products are intensely competitive and subject to rapid technological change. Our competitors include Kollsman, Inc., Honeywell International Inc., Rockwell International Corporation, Smiths Industries plc and Meggitt Avionics Inc. Substantially all of our competitors have significantly greater financial, technical and human resources than we do. In addition, our competitors have much greater experience in and resources for marketing their products. As a result, our competitors may be able to respond more quickly to new or emerging technologies and customer preferences or devote greater resources to the development, promotion and sale of their products than we can. Our competitors may also have greater name recognition and more extensive customer bases that they can use to their benefit. This competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share.

We may not be able to identify or complete acquisitions or we may consummate an acquisition that adversely affects our operating results.

   One of our strategies is to acquire businesses or technologies that will complement our existing operations. We have limited experience in acquiring businesses or technologies. There can be no assurance that we will be able to acquire or profitably manage acquisitions or successfully integrate them into our operations. Furthermore, certain risks are inherent in our acquisition strategy, such as the diversion of management's time and attention and combining disparate company cultures and facilities. Acquisitions may have an adverse effect on our operating results, particularly in quarters immediately following the consummation of such transactions, as we integrate the operations of the acquired businesses into our operations. Once integrated, acquisitions may not achieve levels of net sales or profitability comparable to those achieved by our existing operations or otherwise perform as expected.

Our success depends on our ability to protect our proprietary rights, and there is a risk of infringement. If we are unable to protect and enforce our intellectual property rights, we may be unable to compete effectively.

   Our success and ability to compete will depend in part on our ability to obtain and maintain patent or other protection for our technology and products, both in the United States and abroad. In addition, we must operate without infringing the proprietary rights of others.

   We currently hold three U.S. patents and have one U.S. patent application pending. In addition, we have five international patent applications pending. We cannot be certain that patents will issue on any of our present or future applications. In addition, our existing patents or any future patents may not adequately protect our technology if they are not broad enough, are successfully challenged or other entities are able to develop competing methods without violating our patents. If we are not successful in protecting our intellectual property, competitors could begin to offer products which incorporate our technology. Patent protection involves complex legal and factual questions and, therefore, is highly uncertain, and litigation relating to intellectual property is often very time consuming and expensive. If a successful claim of patent infringement were made against us or we are unable to develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, we might not be able to make some of our products.

                         Risks Related to Our Industry

If we are unable to respond to rapid technological change, our products could become obsolete and our reputation could suffer.

   Future generations of air data systems, engine and fuel displays and flat panel displays embodying new technologies or new industry standards could render our products obsolete. The market for aviation products is subject to rapid technological change, new product introductions, changes in customer preferences and evolving industry standards. Our future success will depend on our ability to:

  . adapt to rapidly changing technologies;

  . adapt our products to evolving industry standards; and

  . develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers.

   Our future success will also depend on our developing high quality, cost-effective products and enhancements to our products that satisfy the needs of our customers and on our introducing these new technologies to the marketplace in a timely manner. If we fail to modify or improve our products in response to evolving industry standards, our products could rapidly become obsolete.

Our products must obtain government approval before we can sell them.

   Our products are currently subject to direct regulation by the U.S. Federal Aviation Authority (FAA), its European counterpart, the Joint Aviation Authorities (JAA), and other comparable organizations. Our products and many of their components must be approved by either the FAA, the JAA or other comparable organizations before they can be used in an aircraft. To be certified, we must demonstrate that our products are accurate and able to maintain certain levels of repeatability over time. Although the certification requirements of the FAA and the JAA are substantially similar, there is no formal reciprocity between the two systems. Accordingly, even though some of our products are FAA-approved, we may need to obtain approval from the JAA or other appropriate organizations to have them certified for installation outside the United States.

   Significant delay in receiving certification for newly developed products or enhancements to our products or losing certification for our existing products could result in lost sales or delays in sales. Furthermore, the adoption of additional regulations or product standards, as well as changes to the existing product standards, could require us to change our products and underlying technology. Some products from which we expect to generate significant future revenues, including our CIP, have not received regulatory approval. We cannot assure you that we will receive regulatory approval on a timely basis or at all. For a more detailed description, see "Business--Government Regulation."

Because our products utilize sophisticated technology and are deployed in complex aircraft cockpit environments, problems with these products may arise that could seriously harm our reputation for quality assurance and our business.

   Our products use complex system designs and components that may contain errors, omissions or defects, particularly when we incorporate new technologies into our products or we release new versions or enhancements of our products. Despite our quality assurance process, errors, omissions or defects could occur in our current products, in new products or in new versions or enhancements of existing products after commercial shipment has begun. We may be required to redesign or recall those products or pay damages. Such an event could result in the following:

  . the delay or loss of revenues;

  . the cancellation of customer contracts;

  . the diversion of development resources;

  . damage to our reputation;

  . increased service and warranty costs; or

  . litigation costs.

   Although we currently carry product liability insurance, this insurance may not be adequate to cover our losses in the event of a product liability claim. Moreover, we may not be able to maintain such insurance in the future.


We face risks associated with international operations that could cause our financial results to suffer or make it difficult to market our products outside of the United States.

   We expect to derive an increasing amount of our revenues from sales outside the United States, particularly in Europe. We have limited experience in marketing and distributing our products internationally. In addition, there are certain risks inherent in doing business on an international basis, such as:

  . differing regulatory requirements for products being installed in aircraft;

  . legal uncertainty regarding liability;

  . tariffs, trade barriers and other regulatory barriers;

  . political and economic instability;

  . changes in diplomatic and trade relationships;

  . potentially adverse tax consequences;

  . the impact of recessions in economies outside the United States; and

  . variance and unexpected changes in local laws and regulations.

   Currently, all of our international sales are denominated in U.S. dollars. An increase in the value of the dollar compared to other currencies could make our products less competitive in foreign markets. In the future, we may conduct sales in local currencies, exposing us to changes in exchange rates that could adversely affect our results of operations.

                         Risks Related to Our Offering

We may not be able to obtain additional financing necessary to grow our business.

   We currently anticipate that the net proceeds from this offering, together with our funds from operations, will be sufficient to meet our anticipated capital needs for the foreseeable future. However, we may require additional capital to finance our growth strategies and other activities in the future. Our capital requirements will depend on many factors, including:

  . the cost of developing new products;

  . the number and timing of any acquisitions; and

  . the costs associated with our expansion.

   To the extent that our existing sources of cash, plus any cash generated from operations and from any financing arrangements we may enter into, together with the net proceeds of this offering, are insufficient to fund our activities, we will need to raise additional funds. If we issue additional stock, your percentage ownership in us would be reduced. Further, such additional stock may have rights, preferences or privileges senior to those you possess as a holder of our common stock. Additional financing may not be available when needed and, if such financing is available, it may not be available on terms favorable to us.

Management has substantial discretion in the use of the proceeds of this offering and may use the proceeds in ways that do not increase our profits or market value.

   We expect to use a substantial portion of the net proceeds of this offering primarily for working capital and other general corporate purposes. We may also use some of the proceeds to acquire other businesses, products or technologies that would complement our existing products, expand our market coverage or enhance our technological capabilities. We have no current agreements or understandings regarding any acquisition. As a result, our management will have broad discretion over how to use a substantial portion of the funds provided by this offering and you may not approve of how we utilize the net proceeds.

There has been no prior public market for our common stock. The price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

   Our common stock has never been traded in a public market, and an active trading market for our common stock may not develop in the future. If an active trading market does develop, it may not last and the trading price of the shares being sold in this offering may fluctuate widely as a result of a number of factors, many of which are outside our control. Some of these factors include:

  . quarter-to-quarter variations in our operating results;

  . our announcements about the performance of our products as well as our competitors' announcements about the performance of their products;

  . changes in earnings estimates by, or failure to meet the expectations of, securities analysts;

  . regulatory action;

  . increased price competition;

  . developments or disputes concerning intellectual property rights; and

  . general conditions in the economy or the aviation industry.

   We are negotiating the initial offering price of the common stock with the underwriters. However, the initial offering price may not be indicative of the prices that will prevail in the public market after the offering, and the market price of our common stock could fall below the initial public offering price.

Our officers and directors will continue to have substantial control over our future direction after this offering and could limit your ability to influence the outcome of key transactions to the detriment of shareholder value, including potential changes of control.

   Our executive officers and directors will, in the aggregate, beneficially own approximately 53% of our outstanding common stock following the completion of this offering. These shareholders, if acting together, would be able to significantly influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. See "Principal Shareholders."

There may be an adverse effect on the price of our stock as a result of shares being available for sale in the future.

   After this offering, we will have outstanding 12,121,593 shares of common stock. This total includes the shares we are selling in this offering, which generally may be resold immediately in the public market. The remaining 9,121,593 shares will become available for resale in the public market 180 days after the date of this prospectus due to agreements these shareholders have with Friedman, Billings, Ramsey & Co., Inc. However, Friedman, Billings, Ramsey & Co., Inc. may, in its sole discretion, waive the restrictions under the lock-up agreements and allow any shareholder to sell his or her shares at any time. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of the restricted shares sell or are perceived by the market as intending to sell their shares. In addition, holders of 3,396,809 shares of our common stock and holders of warrants to purchase 375,354 shares of our common stock have rights to require us to register their shares for sale with the Securities and Exchange Commission beginning 180 days following the date of this prospectus. The exercise of these registration rights and the sale of a large number of shares in the public market could cause the price of our common stock to fall. For a more detailed description, see "Shares Eligible for Future Sale."

Purchasers of our common stock will experience immediate and substantial dilution in the value of their shares.

   The purchasers of the shares of common stock in this offering will experience immediate and substantial dilution of the net tangible book value per share of common stock from the initial public offering price. Based on an assumed offering price of $11.00 per share, as of March 31, 2000, the dilution, on a pro forma, as adjusted basis giving effect to this offering, would have been equal to $7.51 per share with respect to the shares purchased in this offering. To the extent that some or all outstanding options and warrants to purchase common stock are exercised, there will be further dilution. See "Dilution."

Provisions of our charter documents and Pennsylvania law may have anti-takeover effects that could prevent a change in control even if the change in control would be beneficial to our shareholders.

   Our articles of incorporation and bylaws, as well as the corporate laws under which we are governed, contain provisions that may have the effect of discouraging certain transactions involving an actual or threatened change of control. Such provisions could limit the price that certain investors might be willing to pay in the future for our stock. In addition, our board may issue shares of preferred stock without shareholder approval on such terms and conditions, and having such rights, privileges and preferences, as our board may determine. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. We currently have no plans to issue preferred stock. See "Description of Capital Stock."

We have no intention to pay dividends.

   We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. See "Dividend Policy."

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements concern our operations, economic performance and financial condition and are based on our current expectations, assumptions, estimates and beliefs about us and our industry. When we use words such as "believe," "expect," "anticipate," "estimate," "intend," "plan," "may" or similar expressions, we are making forward-looking statements.

   These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, which could cause our actual results to differ materially from our expectations. Important factors that could cause actual results to differ from expectations include, among others, the following:

  . rapid and significant changes in technology;

  . intense competition in our industry;

  . changes in customer preferences and demand for our products or delays in introducing new products;

  . changes to government regulations relating to aircraft and aircraft parts; and

  . other general economic and business conditions.

   Certain of these risks and other factors are described in "Risk Factors" and elsewhere in this prospectus. We caution you not to place undue reliance on forward-looking statements. These cautionary statements should not be construed by you to be exhaustive, and they are made only as of the date of this prospectus.

                                USE OF PROCEEDS

   We estimate that the net proceeds to us from this offering will be approximately $29.9 million, after deducting the underwriting discount and other estimated expenses. If the underwriters fully exercise their over-allotment option, we estimate that the net proceeds to us from the offering will be approximately $34.5 million, after deducting the underwriting discount and other estimated expenses. For the purpose of estimating net proceeds, we are assuming that the initial public offering price will be $11.00 per share, which represents the midpoint of the range set forth on the cover page of this prospectus.

   We intend to use the net proceeds of this offering as follows: approximately $4 million for additional research and development on our flat panel display and related products; approximately $3 million to fund the purchase a Pilatus PC12 aircraft; approximately $2 million to finance a portion of our new facility; approximately $2 million to expand our sales and marketing efforts over the next several years; and the balance for possible acquisitions of complementary businesses, technologies or product lines and for general corporate purposes and working capital. We do not currently have any understandings with respect to any specific acquisitions.

   Until we use the net proceeds of the offering, we intend to invest the funds in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never declared or paid dividends on our common stock. We currently intend to retain future earnings, if any, for use in our business, and, therefore, we do not anticipate declaring or paying any dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, our credit facility restricts our ability to pay dividends.

                                 CAPITALIZATION

   The following table sets forth our actual and pro forma, as adjusted capitalization as of March 31, 2000. Our pro forma, as adjusted capitalization gives effect to:

  . the conversion of all outstanding shares of preferred stock into 1,941,353 shares of common stock upon the closing of this offering;

  . the issuance and sale of the 3,000,000 shares of common stock offered by us in this offering; and

  . the application of the estimated net proceeds from the sale of our common stock based on an assumed initial public offering price of $11.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us.

   You should read this table in conjunction with the financial statements and the related notes and the other financial information included in this prospectus.

                                                         At March 31, 2000
                                                      -----------------------
                                                                  Pro Forma,
                                                        Actual    As Adjusted
                                                      ----------- -----------
   Capitalized lease obligations, net of current
    portion.......................................... $    38,889 $    38,889
                                                      ----------- -----------
   Shareholders' equity:
    Preferred stock..................................         177         --
    Common stock.....................................       7,180      12,121
    Additional paid-in-capital.......................   9,747,394  39,662,630
    Retained earnings................................   2,645,367   2,645,367
                                                      ----------- -----------
     Total shareholders' equity......................  12,400,118  42,320,118
                                                      ----------- -----------
       Total capitalization.......................... $12,439,007 $42,359,007
                                                      =========== ===========

   This table excludes an aggregate of 1,105,449 shares of common stock issuable upon exercise of stock options and warrants outstanding as of March 31, 2000, plus an additional 313,318 shares reserved for issuance in connection with future grants under our stock option plans as of such date.

                                   DILUTION

   Purchasers of common stock in this offering will experience immediate and substantial dilution. Our pro forma net tangible book value at March 31, 2000 was $12.4 million, or $1.36 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities and divided by the total number of shares of common stock outstanding, after giving effect to the conversion of all outstanding shares of preferred stock into common stock.

   Dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale of 3,000,000 shares of common stock offered by us at an assumed initial public offering price of $11.00 per share, and after deducting the underwriting discount and estimated offering expenses, pro forma, as adjusted net tangible book value at March 31, 2000 would have been $42.3 million, or $3.49 per share. This represents an immediate increase in pro forma net tangible book value of $2.13 per share to existing shareholders and an immediate dilution of $7.51 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

   Assumed initial public offering price per share...............        $11.00
     Pro forma net tangible book value per share as of March 31,
      2000.......................................................  $1.36
     Increase per share attributable to new investors............   2.13
                                                                   -----
   Pro forma, as adjusted net tangible book value per share after
    the offering.................................................          3.49
                                                                         ------
   Dilution per share to new investors...........................        $ 7.51
                                                                         ======

   The following table summarizes, on a pro forma basis to reflect the adjustments described above, the difference between the total consideration paid and the average price per share paid by our existing shareholders and the new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $11.00 per share (before deducting the underwriting discount and estimated offering expenses):

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
   Existing shareholders..   9,121,593   75.3% $ 9,544,751   22.4%    $ 1.05
   New investors..........   3,000,000   24.7   33,000,000   77.6      11.00
                            ----------  -----  -----------  -----
     Totals...............  12,121,593  100.0% $42,544,751  100.0%
                            ==========  =====  ===========  =====

   The foregoing computations are based on the number of shares of common and preferred stock outstanding as of March 31, 2000 and exclude:

  . 730,095 shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $5.01 per share;

  . warrants to purchase 375,354 shares of common stock at an exercise price of $2.19 per share; and

  . 313,318 shares of common stock reserved for future grants under our 1998
    Stock Option Plan.

   When and if any of the options or warrants are exercised, there could be further dilution to new investors.

                            SELECTED FINANCIAL DATA

   Our statement of operations data for 1997, 1998 and 1999 and the balance sheet data as of September 30, 1998 and 1999 have been derived from the financial statements, which have been audited by Arthur Andersen, LLP, independent public accountants, and are included in this prospectus. Our statement of operations data for 1996 and the balance sheet data as of September 30, 1996 and 1997 have been derived from our audited financial statements, audited by Arthur Andersen, which are not included in this prospectus. Our statement of operations data for 1995 and for the six months ended March 31, 1999 and 2000 and the balance sheet data as of September 30, 1995 and March 31, 2000 are unaudited. You should read the data set forth below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes appearing elsewhere in this prospectus.

                                           Year Ended September 30,                             Six Months Ended
                          -----------------------------------------------------------------  -----------------------
                                                                                             March 31,    March 31,
                             1995          1996          1997         1998         1999         1999        2000
                          -----------   -----------   -----------  -----------  -----------  ----------  -----------
                          (unaudited)                                                             (unaudited)
Statement of Operations
 Data:
Revenues................  $ 2,172,433   $ 6,685,682   $10,594,204  $14,682,313  $22,487,882  $8,913,950  $13,558,787
Cost of sales...........    1,847,207     5,322,424     7,007,523    8,480,549   10,570,009   4,694,879    6,399,879
                          -----------   -----------   -----------  -----------  -----------  ----------  -----------
 Gross profit...........      325,226     1,363,258     3,586,681    6,201,764   11,917,873   4,219,071    7,158,908
Research and
 development............      969,403       963,921     1,114,351    1,554,564    1,915,634     877,920    1,357,302
Selling, general and
 administrative.........      851,512     1,634,199     1,567,896    2,492,509    3,333,977   1,202,825    2,051,643
                          -----------   -----------   -----------  -----------  -----------  ----------  -----------
 Total operating
  expenses..............    1,820,915     2,598,120     2,682,247    4,047,073    5,249,611   2,080,745    3,408,945
Operating income
 (loss).................   (1,495,689)   (1,234,862)      904,434    2,154,691    6,668,262   2,138,326    3,749,963
Interest (income)
 expense, net...........           --       (27,287)       63,813      224,121      (30,137)     31,105     (137,093)
                          -----------   -----------   -----------  -----------  -----------  ----------  -----------
Income (loss) before
 income taxes...........   (1,495,689)   (1,207,575)      840,621    1,930,570    6,698,399   2,107,221    3,887,056
Income tax (expense)
 benefit, net...........           --            --            --    2,013,802   (2,517,764)   (792,051)  (1,420,642)
                          -----------   -----------   -----------  -----------  -----------  ----------  -----------
Net income (loss).......  $(1,495,689)  $(1,207,575)  $   840,621  $ 3,944,372  $ 4,180,635  $1,315,170  $ 2,466,414
                          ===========   ===========   ===========  ===========  ===========  ==========  ===========
Net income (loss) per
 common share:
 Basic..................  $     (0.23)  $     (0.18)  $      0.13  $      0.59  $      0.62  $     0.20  $      0.35
 Diluted................        (0.23)        (0.18)         0.10         0.46         0.45        0.15         0.25
Weighted average shares
 outstanding:
 Basic..................    6,570,649     6,612,739     6,612,739    6,670,134    6,746,976   6,727,844    7,100,319
 Diluted................    6,570,649     6,612,739     8,554,092    8,611,487    9,204,344   8,983,348    9,837,924
Operating Data:
 Gross profit margin....         15.0%         20.4%         33.9%        42.2%        53.0%       47.3%        52.8%
 Operating income (loss)
  margin................        (68.8%)       (18.5%)         8.5%        14.7%        29.7%       24.0%        27.7%
 Revenues per employee
  (1)...................  $    51,820   $   114,210   $   156,150  $   192,798  $   258,253  $  107,396  $   124,393

                                              September 30,
                         ---------------------------------------------------------  March 31,
                            1995        1996        1997       1998       1999        2000
                         ----------- ----------  ---------- ---------- ----------- -----------
                         (unaudited)                                               (unaudited)
Balance Sheet Data:
Cash and cash
 equivalents............ $1,407,519  $  328,451  $  484,281 $  102,150 $ 4,638,607 $ 6,456,285
Working capital
 (deficit)..............    439,396    (846,370)    140,212  3,387,163   8,557,052  11,665,639
Total assets............  4,308,123   3,732,425   4,839,520  9,029,168  12,612,189  15,328,305
Debt and capital lease
 obligations, less
 current portion........     42,396     115,286      27,845     46,379      45,764      38,889
Total shareholders'
 equity (deficit).......    610,219    (597,356)    368,265  4,564,637   8,935,272  12,400,118

---------------------
(1) Revenues per employee represent our revenues for the period divided by the average number of employees during the period. The average number of employees equals the average of the number of employees at the beginning of the period and at each month end during the period.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ significantly from those projected in these forward-looking statements as a result of many factors including but not limited to those discussed in "Risk Factors," "Cautionary Notice Regarding Forward-Looking Statements" and elsewhere in this prospectus.

Overview

   We were founded in 1988, and we design, manufacture and sell flight information computers, electronic displays and advanced monitoring systems to the military and government, commercial air transport and corporate aviation markets.

   Our revenues are derived from the sale of our products to the retrofit market and, to a lesser extent, original equipment manufacturers (OEMs). Our customers include government and military entities and their commercial contractors, aircraft operators, aircraft modification centers and various OEMs. Although we occasionally sell our products directly to government entities, we primarily have sold our products to commercial customers for end use in government and military programs. These sales to commercial contractors are on commercial terms, although some of the termination and other provisions of government contracts are applicable to these contracts.

   We record revenues when our products are shipped. Since fiscal year 1998, the majority of our revenues have come from the sale of RVSM-compliant air data systems, including sales to commercial contractors in connection with the United States Air Force KC-135 retrofit program. We are the sole supplier of these systems and components under subcontracts with various commercial contractors for the retrofit program, which covers the approximately 600 KC-135 aircraft currently in use. As of March 31, 2000, we had delivered 177 KC-135 ship sets for retrofit installation. Assuming the government exercises its options for the remaining aircraft, we expect the program to continue through fiscal year 2002.

   We have recently begun marketing our flat panel display system, or Cockpit Information Portal (CIP), and are in the process of obtaining the required certifications. We have entered into an agreement with Pilatus Business Aircraft, Ltd. to offer our CIP in their PC 12 business aircraft. We expect to receive revenues from our flat panel display during fiscal year 2001.

   Our cost of sales are comprised of material components purchased through our supplier base and direct in-house assembly labor and overhead costs. Because our manufacturing activities consist primarily of assembling and testing components and subassemblies and integrating them into a finished system, we believe that we can achieve flexible manufacturing capacity while controlling overhead expenses. In addition, many of the components we use in assembling our products are standard, although certain parts are manufactured to meet our specifications. The overhead portion of cost of sales is primarily comprised of salaries and benefits, building occupancy, supplies, business travel, and outside services costs related to our production, purchasing, material control and quality departments as well as warranty costs.

   We intend to continue to invest in the development of new products that complement our current product offerings. Research and development expenses are incurred for customer-sponsored programs and for future product development. Research and development costs incurred for customer-sponsored programs are charged to cost of sales when products are shipped. We expense research and development costs related to future product development as they are incurred.

   Our selling, general and administrative expenses consist of marketing and business development expenses, professional expenses, salaries and benefits for executive and administrative personnel, facility costs, and recruiting, legal, accounting and other general corporate expenses.

Results of Operations

   The following table sets forth our statement of operations expressed as a percentage of total revenues:

                                                                   Six Months
                                              Fiscal Year Ended       Ended
                                                September 30,       March 31,
                                              -------------------  ------------
                                              1997   1998   1999   1999   2000
                                              -----  -----  -----  -----  -----
   Revenues.................................. 100.0% 100.0% 100.0% 100.0% 100.0%
   Cost of sales.............................  66.1   57.8   47.0   52.7   47.2
                                              -----  -----  -----  -----  -----
     Gross profit............................  33.9   42.2   53.0   47.3   52.8
   Research and development..................  10.6   10.5    8.5    9.8   10.0
   Selling, general and administrative.......  14.8   17.0   14.8   13.5   15.1
                                              -----  -----  -----  -----  -----
     Operating income........................   8.5   14.7   29.7   24.0   27.7
   Interest (income) expense, net............   0.6    1.6   (0.1)    .4   (1.0)
                                              -----  -----  -----  -----  -----
   Income before income taxes................   7.9   13.1   29.8   23.6   28.7
   Income tax benefit (expense), net.........    --   13.8  (11.2)   8.8   10.5
                                              -----  -----  -----  -----  -----
     Net income..............................   7.9%  26.9%  18.6%  14.8%  18.2%
                                              =====  =====  =====  =====  =====

Six Months Ended March 31, 2000 Compared to the Six Months Ended March 31, 1999

   Revenues. Revenues increased $4.7 million, or 52.1%, to $13.6 million for the six months ended March 31, 2000 from $8.9 million for the six months ended March 31, 1999. The increase was primarily attributable to RVSM product shipments for the KC-135 program. We recognized revenues related to this program of $4.7 million for the six months ended March 31, 1999 and $8.0 million for the six months ended March 31, 2000.

   Cost of Sales. Cost of sales increased $1.7 million, or 36.3%, to $6.4 million, or 47.2% of revenues, for the six months ended March 31, 2000 from $4.7 million, or 52.7% of revenues, for the six months ended March 31, 1999. The increase in dollar amount was related to the increase in revenues, and the decrease as a percentage of revenues was primarily related to cost containment resulting from our Six Sigma program, a process evaluation program designed to increase efficiency.

   Research and development. Research and development expenses increased $479,000, or 54.6%, to $1.4 million, or 10.0% of revenues, for the six months ended March 31, 2000 from $878,000, or 9.8% of revenues, for the six months ended March 31, 1999. This increase in dollar amount was primarily due to engineering efforts related to the introduction of new products, including our flat panel display, an engine pressure ratio transmitter, a low-cost altimeter and ongoing enhancements and improvements to existing products. The increase in research and development spending reflects our continued commitment to product development and new product introductions.

   Selling, general and administrative. Selling, general and administrative expenses increased $849,000, or 70.6%, to $2.1 million, or 15.1% of revenues, for the six months ended March 31, 2000 from $1.2 million, or 13.5% of revenues, for the six months ended March 31, 1999. The increase in dollar amount and as a percentage of revenues reflects our investment in personnel and infrastructure to support our continued growth.

   Interest (income) expense, net. Net interest income was $137,000 for the six months ended March 31, 2000 as compared to net interest expense of $31,000 for the six months ended March 31, 1999. Net interest income for the six months ended March 31, 2000 was due to higher cash balances during the period. Net interest expense for the six months ended March 31, 1999 was due to outstanding borrowings under our credit facility and lower cash balances.

   Income tax (expense) benefit, net. Income tax expense was $1.4 million for the six months ended March 31, 2000 compared to an income tax expense of $792,000 for the six months ended March 31, 1999. The increased amount was the direct result of higher income before tax. Effective tax rates decreased to 36.5% for the six months ended March 31, 2000 from 37.6% for the six months ended March 31, 1999 due to a difference in the effective state tax rates.

   Net income. As a result of the factors described above, our net income increased $1.2 million, or 87.5%, to $2.5 million, or 18.2% of revenues, for the six months ended March 31, 2000 from $1.3 million, or 14.8% of revenues, for the six months ended March 31, 1999.

Year Ended September 30, 1999 Compared to the Year Ended September 30, 1998

   Revenues. Revenues increased $7.8 million, or 53.2%, to $22.5 million in the year ended September 30, 1999 from $14.7 million in the year ended September 30, 1998. The increase was principally due to shipments of RVSM air data systems for the KC-135 aircraft, which contributed $14.5 million of revenues during the year ended September 30, 1999 compared to $4.2 million of revenues in fiscal year 1998.

   Cost of Sales. Cost of sales increased $2.1 million, or 24.6%, to $10.6 million, or 47.0% of revenues, in the year ended September 30, 1999 from $8.5 million, or 57.8% of revenues, in the year ended September 30, 1998. The increase in dollar amount of cost of sales was related to our increase in revenues, and the decrease as a percentage of revenues was primarily related to cost containment resulting from our Six Sigma program.

   Research and development. Research and development expense increased $300,000, or 23.2%, to $1.9 million, or 8.5% of revenues, in the year ended September 30, 1999 from $1.6 million, or 10.5% of revenues, in the year ended September 30, 1998. The dollar increase in research and development expense was primarily due to engineering efforts related to the introduction of new products, including our flat panel display, an engine pressure ratio transmitter, a low-cost altimeter and ongoing enhancements and improvements to existing products in fiscal year 1999. The overall level of research and development expense reflects our continued commitment to product development and new product introductions.

   Selling, general and administrative. Selling, general and administrative expenses increased $800,000, or 33.8%, to $3.3 million, or 14.8% of revenues, in the year ended September 30, 1999 from $2.5 million, or 17.0% of revenues, in the year ended September 30, 1998. The dollar increase was primarily related to the hiring of executive personnel in general management and sales and marketing. The decrease as a percent of revenues reflects economies associated with increased revenues.

   Interest (income) expense, net. Net interest income was $30,000 in the year ended September 30, 1999 as compared to net interest expense of $224,000 in the year ended September 30, 1998. The interest income in the year ended September 30, 1999 was the result of higher average cash balances in the period. Net interest expense in the year ended September 30, 1998 was the result of borrowings under our credit facility and lower cash balances.

   Income tax (expense) benefit, net. We recognized an income tax expense of $2.5 million for an effective rate of 37.6% in the year ended September 30, 1999. In the year ended September 30, 1998 we recorded a tax benefit in the amount of $2.0 million as a result of establishing a tax-based asset to reflect prior net operating loss carryforwards. During fiscal year 1999 we utilized all of our net operating loss carryforwards from previous periods. We expect that going forward we will generally be subject to normal tax rates without the benefit of net operating loss carryforwards.

   Net income. As a result of the factors described above, our net income increased $300,000, or 6.0%, to $4.2 million, or 18.6% of revenues, with a $2.5 million tax expense, for the year ended September 30, 1999 from net income of $3.9 million for fiscal year 1998, or 26.9% of revenues, with a $2.0 million tax benefit.

Year Ended September 30, 1998 Compared to the Year Ended September 30, 1997

   Revenues. Revenues increased $4.1 million, or 38.6%, to $14.7 million in the year ended September 30, 1998 from $10.6 million in the year ended September 30, 1997. The increase in revenues was principally due to the following customer programs: Northwest Airlines DC-9 Fuel Quantity Indicator program; Delta Airlines 727 program; and the Parker DC-10 Fuel Quantity Indicator program.

   Cost of Sales. Cost of sales increased $1.5 million, or 21.0%, to $8.5 million, or 57.8% of revenues, in the year ended September 30, 1998 from $7.0 million, or 66.1% of revenues, in the year ended September 30, 1997. The increase in dollar amount of cost of sales was related to our increase in revenues, and the decrease as a percentage of revenues was primarily related to cost containment resulting from our Six Sigma program.

   Research and development. Research and development expense increased $500,000, or 39.5%, to $1.6 million, or 10.5% of revenues, in the year ended September 30, 1998 from $1.1 million, or 10.6% of revenues, in the year ended September 30, 1997. The increase in dollar amount was primarily due to the introduction of our air data display unit and altimeter/altitude alerter.

   Selling, general and administrative. Selling, general and administrative expenses increased $900,000, or 59.0%, to $2.5 million, or 17.0% of revenues, in the year ended September 30, 1998 from $1.6 million, or 14.8% of revenues, in the year ended September 30, 1997. The increase was principally due to management, sales and marketing related expenses.

   Interest (income) expense, net. Net interest expense was $224,000 for the year ended September 30, 1998 as compared to net interest expense of $64,000 for the year ended September 30, 1997. The increase in net interest expense for the year ended September 30, 1998 was due to a higher level of borrowing to support our growth.

   Income tax (expense) benefit, net. We were not required to pay income taxes in fiscal year 1997 due to net operating loss carryforwards from prior periods. A tax-based asset was established to reflect the net operating loss carryforwards in fiscal year 1998. For this reason, a tax benefit in the amount of $2.0 million was reflected in fiscal year 1998.

   Net income. As a result of the factors described above, our net income increased $3.1 million, or 369.2%, to $3.9 million, or 26.9% of revenues, in the year ended September 30, 1998 from $841,000, or 7.9% of revenues, for the year ended September 30, 1997.

Recent Developments

   To accommodate our future growth, we have initiated plans to build a new facility that increases our space from 27,000 square feet to approximately 40,000 square feet. We expect the cost of this new facility, including land acquisition, to be between $5.0 million and $6.0 million. We intend to finance approximately $4.0 million of this cost with industrial development bonds and the remainder of the cost with a portion of the proceeds from this offer.

   In June 2000, we purchased a PC12 aircraft from Pilatus Business Aircraft, Ltd. for approximately $3.0 million. We intend to use a portion of the net proceeds of this offering to pay for the aircraft. The aircraft will serve as a test bed for our new air data and flat panel products, as a sales/marketing tool for demonstrating our products to our aviation customers and will be utilized for business travel.

Quarterly Results of Operations

   The following table sets forth certain unaudited quarterly results of operations data for the six quarters ended March 31, 2000. The data have been prepared on the same basis as the audited financial statements contained in this prospectus, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the quarterly results of operations. This information should be read in conjunction with our audited financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                     Three Months Ended
                            --------------------------------------------------------------------
                            December 31, March 31, June 30, September 30, December 31, March 31,
                                1998       1999      1999       1999          1999       2000
                            ------------ --------- -------- ------------- ------------ ---------
                                              (dollars in thousands)
   Revenues................    $3,856     $5,058    $6,849     $6,725        $6,337     $7,222
   Gross profit............    $1,672     $2,547    $3,683     $4,016        $3,504     $3,655
   Operating income........    $  638     $1,500    $2,348     $2,182        $2,019     $1,731
   Net income..............    $  385     $  930    $1,477     $1,389        $1,301     $1,165
   Gross profit margin.....      43.4%      50.4%     53.8%      59.7%         55.3%      50.6%
   Operating income mar-
    gin....................      16.5%      29.7%     34.3%      32.4%         31.9%      24.0%
   Net income as a percent
    of revenues............      10.0%      18.4%     21.6%      20.6%         20.5%      16.1%

Liquidity and Capital Resources

   Our main sources of liquidity have been cash flows from operations and borrowings. We require cash principally to finance inventory, accounts receivable and payroll.

   Our cash flow provided from operating activities was $1.1 million for the six months ended March 31, 2000 as compared to $1.0 million for the six months ended March 31, 1999. The increase is a result of higher net income that was partially offset by accrued expenses and deferred revenue.

   Cash flow provided by operating activities for fiscal year 1999 was $6.0 million as compared to cash used of $39,000 for fiscal year 1998. The increase in fiscal year 1999 was primarily due to higher net income, adjusted for the deferred portion of the income tax expense, and a decrease in accounts receivable balances. This increase was partially offset by a decrease in accounts payable. Our cash used in operating activities for fiscal year 1997 was $501,000 and primarily reflected the increase in inventories and accounts receivable and a decrease in deferred revenue.

   Our cash used in investing activities was $293,000 for the six months ended March 31, 2000 as compared to $292,000 for the six months ended March 31, 1999, all of which related to purchases of property and equipment.

   Our cash used in investing activities for fiscal year 1999 was $592,000 as compared to cash used of $238,000 for fiscal year 1998. The increase in fiscal year 1999 was due to the purchase of property and equipment. Our cash used in investing activities in fiscal year 1997 was $35,000 and primarily reflected purchases of equipment.

   We expect that our aggregate capital expenditures will be approximately $7.5 million during fiscal year 2000. Included in this amount is approximately $4.0 million of the between $5.0 million and $6.0 million we expect to spend in connection with our new facility, and $3.0 million for the purchase of our Pilatus PC 12 aircraft. We intend to finance a portion of our new facility with industrial development bonds and we will finance the remainder of our new facility and the purchase of the aircraft with a portion of the net proceeds of this offering.

   Cash flow provided by financing activities was $990,000 for the six months ended March 31, 2000 as compared to cash used of $341,000 for the six months ended March 31, 1999. This increase was primarily due to the exercise of warrants during the six months ended March 31, 2000. In contrast, the use of funds in the period ended March 31, 1999 was attributable to repayment of loans and capital lease obligations.

   Our cash used in financing activities for fiscal year 1999 was $832,000 as compared to cash used of $105,000 for fiscal year 1998. The increase in cash used was primarily due to an increase in the repayment of borrowings during fiscal year 1999. Cash flows provided by financing activities in fiscal year 1997 were $693,000 and reflected proceeds from the issuance of notes payable offset by the repayment of capitalized lease obligations.

   We currently have a credit facility which provides for borrowings of up to $1.0 million, increasing to $2.0 million under certain circumstances. The credit facility bears interest at the higher of the prime rate plus 1.5% or the bank's cost of funds, as defined in the credit facility, plus 2.5%. As of March 31, 2000, we had no amounts outstanding under the credit facility. The credit facility expires in August 2000, is collateralized by our assets and requires us to maintain certain financial covenants. We are currently negotiating with our lender and intend to enter into a new credit facility providing for increased borrowing limits.

   Our future capital requirements depend on numerous factors, including market acceptance of our products, the timing and rate of expansion of our business and other factors. We have experienced increases in our expenditures since our inception consistent with growth in our operations, personnel and product line, and we anticipate that our expenditures will continue to increase in the foreseeable future. We believe that our cash and cash equivalents, together with the net proceeds from this offering and any new credit facility we may enter into, will provide sufficient capital to fund our operations for at least the next twelve months. However, we may need to raise additional funds through public or private financings or other arrangements in order to support more rapid expansion of our business than we anticipate, develop and introduce new or enhanced products, respond to competitive pressures, invest in or acquire businesses or technologies or respond to unanticipated requirements or developments. If additional funds are raised through the issuance of equity securities, dilution to existing shareholders may result. If insufficient funds are available, we may not be able to introduce new products or compete effectively in any of our markets, which could hurt our business.

Inflation

   We do not believe that inflation has had a material effect on our financial position or results of operations during the past three years. However, we cannot predict the future effects of inflation.

Recent Accounting Pronouncements

   In December 1999, the SEC issued Staff Accounting Bulletin No. 101 (SAB
101), "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that SAB 101 will have no material effect on our financial position or results of operations.

                                    BUSINESS

Overview

   We design, manufacture and sell flight information computers, electronic displays and advanced monitoring systems to the military and government, commercial air transport and corporate aviation markets. Our strategy is to leverage the latest technologies developed for the personal computer and telecommunications industries into advanced, cost-effective solutions for the aviation industry. We believe that this approach, combined with our experience in our industry, enables us to develop high-quality avionics products, substantially reduce product times to market and achieve cost advantages over the products offered by our competitors.

   Historically, we have focused our efforts on developing and marketing air data systems that measure, calculate and display critical flight information, such as airspeed and altitude, and instruments that measure engine and fuel data, primarily for use in the aircraft retrofit market and also for the OEM market. Since fiscal year 1997, a substantial portion of our revenues has been from the sale of air data systems that bring aircraft into compliance with government regulations, including the reduced vertical separation minimum, or RVSM, requirements that are being phased in by regulatory authorities on certain heavily traveled flight routes. We believe that we are currently one of three primary suppliers of RVSM products to the U.S. retrofit market. As a result of our expertise, we were selected as the sole supplier of RVSM systems and components in connection with the United States Air Force's KC-135 retrofit program, which we believe to be one of the largest U.S. military RVSM retrofit programs to date.

   Advances in technology are making available to pilots increasing amounts of information that enhance both the safety and efficiency of flying. However, the limited amount of space in the cockpit coupled with inefficiencies associated with currently used displays inhibits the display and integration of this information in a user friendly manner.

   We have recently introduced our flat panel display system, or Cockpit Information Portal (CIP), which is the first in a series of new products we intend to develop to enhance the management and integration of cockpit information. Our CIP has a large, 15 inch diagonal high-resolution screen which can integrate and replace virtually all of the space-consuming conventional displays currently used in cockpits. Our CIP is the centerpiece of our cockpit information management system that organizes and displays a multitude of flight information that may be mandated by regulation or that is or will become available to pilots in the future. This information may be generated from a variety of sources, including our RVSM air data system, our engine and fuel instrumentation or from third-party data and information products, such as a predictive weather information system. In addition, we are in the process of developing technologies relating to other products to be incorporated with our CIP, such as a heads up display system designed to project critical flight data onto cockpit windshields for easy reference by pilots.

   In June 2000, we entered into an agreement with Pilatus Business Aircraft, Ltd. pursuant to which Pilatus will offer our CIP as an option on the Pilatus PC 12, initially for use on the co-pilot side of the cockpit. Pilatus will offer our CIP as an option on the PC 12 for use on the pilot's side of the cockpit after our display receives the requisite FAA certification for such use, which we expect to receive during the first quarter of calendar year 2001.

   We believe that we are positioned to maintain our competitive position because of our innovative engineering capabilities, which have allowed us to leverage technology developed at significant cost by others for the personal computer and telecommunications industries. These capabilities have also allowed us to successfully develop high-quality avionics products and bring them to market relatively quickly at what we believe to be lower development and production costs than our competitors.

Our Industry

   A wide range of information, including airspeed, altitude and fuel levels, is critical for the proper and safe operation of aircraft. With advances in technology, new types of information to assist pilots, such as weather radar and ground terrain maps, are becoming available for display in cockpits. We believe that aircraft cockpits will increasingly become information centers, capable of delivering additional information that is either mandated by regulation or demanded by pilots to assist them in the safe and efficient operation of aircraft.

   There are three general types of flight data: air data, which includes aircraft speed, altitude and rates of ascent and descent; equipment data, such as fuel and oil quantity and other engine measurements; and alternative source information, which is information not originating on the aircraft, including weather radar and surface terrain maps. Air data calculations are based primarily on air pressure measurements derived from sensors on the aircraft. Equipment data are determined by measuring various indices such as temperature, volume and pressure within an aircraft's engines and other mechanical equipment. Alternative source information is typically derived from satellites or equipment located on land and fed by satellite or radio signals to the aircraft. All types of information are then displayed in the cockpit for reference by pilots.

   Traditionally, flight data and other cockpit information were displayed on a series of separate analog dials. In the early 1980s, digital displays using cathode ray tubes began to replace some of the individual analog displays. Recently, the industry has begun to develop color flat panel displays using liquid crystal displays (LCD) to replace some of the traditional analog or digital displays. We expect that the ability to display more information in a space-efficient and customizable platform will become increasingly important as additional information, such as weather radar and surface terrain maps, becomes mandated by regulation or demanded by pilots. Accordingly, we believe that flat panel displays, which can integrate and display a "suite" of information, will increasingly replace individual displays as the method for delivering and ordering the information displayed in the cockpit.

   Based on industry data, we estimate that worldwide sales of avionics products in the markets related to our current and expected products was approximately $6 billion during 1999, and we estimate that these markets will grow 42% to $8.8 billion in 2005.

Air Data and Reduced Vertical Separation Minimum (RVSM)

   Pilots use air data for a number of important purposes, including maintaining safe separation from other aircraft. Until recently, aircraft on a similar flight path at altitudes exceeding 29,000 feet have been required to maintain a vertical separation of at least 2,000 feet. As air travel has increased over the past decade, U.S. and international aviation organizations have sought ways to increase traffic flow on high traffic routes. These organizations have developed reduced vertical separation minimums, or RVSM, for adoption on certain highly traveled routes to reduce vertical separation between aircraft from 2,000 feet to 1,000 feet. RVSM increases available flight routes within a vertical airspace, thereby increasing the number of aircraft that can fly on high traffic routes.

   Safe travel on RVSM routes requires that an aircraft's altimeter be extremely accurate, and aircraft flying RVSM routes must have RVSM-certified equipment. RVSM-certified altimeters must be able to measure altitude to within 25 feet at an altitude of 30,000 feet. In contrast, non-RVSM systems need only be accurate within 180 feet at 30,000 feet.

   RVSM has been in effect for certain North Atlantic routes since March 1997 and is currently mandated between the altitudes of 31,000 and 39,000 feet on these routes. RVSM is scheduled to be mandated between 29,000 and 41,000 feet on these North Atlantic routes by January 2002. RVSM was phased in on certain Trans-Pacific air routes beginning in February 2000 and is scheduled to be phased in on Western Atlantic air routes beginning in October 2000. Eurocontrol, the organization that oversees air traffic control throughout Europe, plans to begin mandating RVSM on certain European routes in January 2002. We anticipate that RVSM will continue encompassing more of the world's airspace, including air routes over the United States, in the years to come.

   Because aircraft must have RVSM-certified equipment in order to fly on RVSM routes, aircraft not equipped with RVSM-compliant equipment will not be permitted to fly on many of the most popular and efficient routes as RVSM continues to be phased in. RVSM compliance requires numerous modifications and upgrades to non-compliant air data systems, requiring in most cases that an aircraft's air data computers and altimeters be replaced or significantly upgraded. In addition to being mandated for certain heavily traveled routes, RVSM also offers significant operating benefits, including:

  . Greater availability of fuel-efficient routes. RVSM regulations are or will become applicable to certain airspace between 29,000 and 41,000 feet. This airspace is desirable because the majority of aircraft engines currently in use are designed to be most fuel efficient at these altitudes. In addition, aircraft traveling at fuel-efficient altitudes are able to carry less fuel than would be required if they were traveling at lower altitudes, thus allowing these aircraft to carry more revenue-generating freight, passengers or other cargo.

  . Reduced flight times. As RVSM is phased in for various air corridors, aircraft that are equipped with RVSM-certified equipment will benefit by being permitted to fly at the most efficient altitudes and on the most direct routes, both of which decrease flight time and fuel consumption, thereby putting their operators at a competitive advantage.

Flat Panel Displays

   Air data and other flight information have traditionally been displayed on analog instrumentation and, more recently, individual digital displays. Within the last five years, color flat panel displays have begun to be used in aircraft cockpits. Flat panel displays are liquid crystal display (LCD) screens that can replicate the display of one or a suite of analog or digital displays on one screen. Like other instrumentation, flat panel displays can be installed in new aircraft or used to replace existing displays in aircraft already in use.

   Flat panel displays are becoming increasingly popular in the aviation industry, and we expect that demand for this product will grow substantially for a number of reasons, including:

  . Ability to display additional important information. Because of space limitations in the cockpit and technology limitations, conventional displays generally convey less information than can now be accommodated on flat panels. Flat panel displays allow for the consolidation of the various types of conventional instrumentation, such as altimeters and airspeed indicators, and the display of additional information, such as weather radar and surface terrain maps, in a limited space.

  . Increased reliability and accuracy. Flat panel displays are more reliable than conventional mechanical displays. They have a higher mean time between failures, increasing in some instances from 500 hours for typical mechanical displays to 15,000 hours for flat panel displays. In addition, flat panel displays are more accurate than conventional displays due to their microprocessor-based digital technology.

  . Configuration and display options. Our flat panel display can be configured or programmed to provide different or additional information without the need to replace instrumentation. This flexibility should allow flat panel displays to be upgraded relatively quickly to display new information that is either mandated by regulation or desired by pilots.

Engine and Fuel Displays

   Equipment data, such as engine- and fuel-related data, traditionally have been displayed on conventional solid state displays. Equipment data displays convey fuel and oil levels and provide information on engine activity, including oil and hydraulic pressures, temperature and liquid oxygen levels. This instrumentation includes individual and multiple displays clustered throughout an aircraft's cockpit. Engine and fuel displays tend to be replaced more frequently than other displays due to normal wear-and-tear. As the information displayed by this instrumentation is vital for safe and efficient flight, aircraft operators continue to purchase individual conventional engine and fuel displays to replace older or non-functioning displays.

Strategy

   Our objective is to become a leading supplier and integrator of cockpit information. We believe that our industry experience and reputation, our technology and products and our business strategy provide a basis to achieve this objective. Key elements of our strategy include:

   Maintaining our leadership in the air data and RVSM markets. We believe that we are one of the largest suppliers of air data and RVSM-compliant products to the U.S. retrofit market. As RVSM routes continue to be phased in over the next several years, we anticipate many aircraft will be retrofitted with RVSM-compliant air data systems. The RVSM retrofit market has a limited number of competitors, and we intend to capitalize on our position as a leading provider of reliable, cost competitive RVSM air data products.

   Establishing leadership in the flat panel display market. We expect that over the next several years, many aircraft will either be retrofitted or newly manufactured with flat panel displays. Given the versatility, visual appeal and lower cost of displaying a series of instruments and other flight-relevant information on a single flat panel, we believe that flat panel displays will increasingly replace individual analog and digital instruments. We also believe that our CIP has significant benefits over the flat panel displays currently offered by our competitors, including its lower cost, larger size and enhanced viewability. Accordingly, we believe that these advantages will allow us to generate significant revenues from our CIP and gain significant market share within this market.

   Continuing our engineering and product development successes. We have developed innovative products by combining our avionics, engineering and design expertise with commercially available technologies, components and products from non-aviation applications, including the personal computer and telecommunications industries. We believe our processes allow us to bring products to market quickly and to control our development costs. Our CIP, which we expect will be larger, display more information and cost less than the flat panel displays offered by our competitors, is an example of our ability to engineer a superior product through the selective application of non-avionics technology. We currently are developing technologies relating to other products intended to be incorporated with our CIP, such as a heads up display system designed to project critical flight data onto cockpit windshields for easy reference by pilots.

   Increasing our sales to the commercial air transport and corporate aviation markets. While we currently sell our products to commercial and corporate aircraft operators and other retrofitters, our products have been predominantly used in the government and military end user markets. We intend to strengthen and diversify our marketing efforts to include all end user markets of the aviation industry, particularly the commercial air transport market, including national and regional carriers and other fleet operators, the corporate aviation market, primarily through aircraft modification centers, as well as the OEM market. We have begun building a sales and marketing force dedicated to expanding our sales efforts to these markets while at the same time maintaining our position as a provider of avionics products in connection with government and military contracts.

   Expanding our international presence. We plan to increase our international sales through expanding sales and marketing personnel and adding foreign offices. As RVSM and flat panel displays become more prevalent throughout the world, we believe that European and other international aircraft operators and aircraft modification centers will accelerate their retrofitting activities, thereby increasing the demand for RVSM products and flat panel displays. We have recently expanded our international presence by hiring sales personnel in London. We intend to further expand our international sales presence in conjunction with the anticipated introduction of RVSM on other air routes throughout the world.

   Growth through acquisitions. We intend to pursue acquisitions as a means of growing our business with respect to both information management products and content, and we have identified profiles of the types of companies we would like to acquire. We may seek to acquire developers or suppliers of complementary

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

products, technology or information, or we may acquire suppliers of similar products as a means of increasing our product offerings and market share.

Our Products

   Our current line of products includes:

Air Data and RVSM Systems and Components

   Our air data and RVSM products calculate and display various measures of air data, such as aircraft speed, altitude and rate of ascent and descent. These systems consist of a number of components, including internally-mounted precision pressure sensors, a computer system and a cockpit display. The sensors collect air pressure data from calibrated openings in the skin of an aircraft. The computers process the raw data and convert it, using advanced proprietary algorithms developed by us, into useful information. Displays in the cockpit then convey the information to pilots.

   Our air data systems are highly accurate with respect to the collection and interpretation of raw air pressure data from specifically selected locations on the aircraft. We utilize state-of-the-art, highly sensitive digital sensors capable of gathering the requisite air pressure data. The software in our computer systems incorporates proprietary mathematical algorithms that interpret the air data to measure altitude, air speed and vertical speed. Our algorithms account for time, speed and temperature variations as well as the variations inherent in the diverse profiles of different types of aircraft so that our products continuously provide accurate data over the requisite range of altitudes and atmospheric conditions for the type of aircraft in which the product is installed.

   The functionality of our traditional non-RVSM air data systems and our RVSM systems is similar. However, our RVSM systems use advanced sensors to gather air pressure data and customized algorithms to interpret the data, thus allowing the system to more accurately calculate altitude and to qualify for RVSM certification.

   We sell individual components as well as partial and complete air data systems. Our components and systems include:

  . digital air data computers, which calculate various air data parameters such as altitude, airspeed, vertical speed, angle of attack and other information derived from the measure of air pressure;

  . integrated air data computers and display units, which calculate and convey air data information;

  . altitude displays, which convey aircraft altitude measurements;

  . airspeed displays, which convey various types of airspeed measurements including vertical airspeed and rates of ascent and descent; and

  . altitude alerters, which allow the pilot to select a desired cruising altitude that the aircraft will reach and maintain.

   We believe that we are able to sell our products at lower prices than our competitors because our development costs are reduced by adapting commercially available components and technology from other applications into our avionics products and because of our focus on designing products that can be manufactured on a cost-effective basis.

   Our revenues from sales of air data and RVSM systems and components were $18.2 million, or 81% of our total revenues, for fiscal year 1999 and $13.6 million, or 100% of our total revenues, for the six months ended March 31, 2000.

Flat Panel Display

   We have developed a large, high-resolution flat panel display that can replace virtually all of the conventional analog and digital displays currently used in a cockpit and can also display additional information that is not now commonly displayed in the cockpit. Our CIP is capable of displaying nearly all types of air data, engine and fuel data and alternative source information. As technology and information delivery systems further develop, we expect additional information, such as surface terrain maps, to be commonly displayed in the cockpit. We have designed our CIP to be capable of displaying information generated from a variety of sources, including our RVSM air data system, our engine and fuel instrumentation and third-party data and information products.

   Our CIP can interpret, configure and display air data and equipment data from our own products and other manufacturers' data products. The "open architecture" characteristics of the cockpit instrumentation market enables our CIP products to be adapted to work in most cockpit instrumentation systems. In addition, we have designed our CIP to be able to host and integrate a heads up display that we are developing to project important flight information onto an aircraft's cockpit windshield for easy reference by pilots.

   We believe the advantages of our CIP compared to conventional displays include:

  . Ability to display additional important information. Because of space limitations in the cockpit and technology limitations, conventional displays generally convey less information than can now be accommodated on flat panels. Flat panel displays allow for the consolidation of the various types of conventional instrumentation, such as altimeters and airspeed indicators, and the display of additional information. As technology and information delivery systems further develop, we expect there to be a demand to display increasing amounts of information that become available in the limited space of the cockpit.

  . Configuration and display options. Our CIP can be configured or programmed to provide different or additional information without the need to replace instrumentation. We expect that this flexibility will become increasingly important as technology advances and regulatory mandates drive the display of additional types of data in cockpits.

  . Enhanced situational awareness. Our CIP facilitates quick orientation recognition, or "situational awareness," of pilots by providing significant flight critical information on one display in a manner that simulates traditional instrumentation dials. In addition, the vibrant colors of our CIP are visually attractive and easy to read compared to conventional instrumentation.

  . Lower purchase and operating cost. Our CIP represents a substantial cost savings over the suite of analog gauges and digital displays it can replace. For example, the OEM purchase and installation of our CIP would cost an aircraft manufacturer approximately 40% less than would the purchase and installation of equivalent conventional mechanical displays. Our CIP should also be less expensive to maintain than conventional mechanical and electronic displays.

  . Greater reliability. Our CIP has a greater mean time between failures than many of the displays it can replace and should have fewer failures than conventional mechanical gauges.

  . Reduced space and weight requirements. Heavy instrumentation decreases flight efficiencies, and cockpit display space for flight instrumentation is very limited. Our CIP weighs less and takes up less space than the suite of instrumentation it is designed to replace.

   We believe the advantages of our CIP compared to the flat panel displays of our competitors include:

  . Large screen size. At 15 inches diagonal (12" by 9"), we believe that our CIP is the largest primary flight display available in the industry. Our CIP can display significant critical flight management information on one screen, eliminating the need for pilots to scan multiple displays or page through multiple parameter screens. The larger screen size permits the display of additional flight information compared to several smaller stand-alone screens.

  . Lower purchase price. We have priced our CIP at a substantially lower cost compared to the cost at which our competitors are offering their products. We expect our CIP to cost less than half the price of many of the smaller flat panel displays currently being offered by our competitors.


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

  . Enhanced viewability. Our proprietary design and fabrication process enhances the viewability of our CIP based on brightness, contrast and viewing angle. Among other things, our brightness, contrast and viewability enhancements allow our product to offer:

    . Increased viewing angle and color resolution. The vibrant colors, sharp contrast and high resolution of our display, in conjunction with our proprietary screen coating treatment, enable pilots to view the screen at almost 170 degrees, a wider viewing angle than other flat panel displays, without significant color or intensity distortion.

    . Reduced visual "wash-out." The enhanced brightness of our product reduces visual "wash-out" in varying or high sunlight environments, allowing pilots to read the display with minimal color or intensity degradation.

  . Use of standard commercial glass. Many of our competitors incorporate into their flat panel displays customized glass screens purchased from single source suppliers. Such customized purchasing can be extremely costly and subjects these competitors to risks associated with single source purchasing. In contrast, our CIP is manufactured with the largest standard commercially available glass that is used in the laptop computer industry. It is available for purchase from multiple suppliers and is substantially less expensive than the customized glass used by these competitors.

   Flat panel displays, like other cockpit instrumentation, require FAA approval before installation in non-military aircraft. We are in the process of seeking "non-hazardous" approval of the display pursuant to which we will be permitted to install our CIP on certain aircraft for non-essential use, including, for example, on the co-pilot side of aircraft requiring operation by just one pilot. In addition, we are in the process of seeking FAA-approval of our CIP for essential use by pilots, initially for the Pilatus PC 12. We expect to receive non-hazardous approval by the end of calendar year 2000 and approval for essential use during the first quarter of calendar year 2001. After we obtain FAA approval for essential use in the Pilatus PC 12, we will still need approval to place our CIP in other types of aircraft. See "Business--Government Regulation."

   In June 2000, we entered into an agreement with Pilatus Business Aircraft, Ltd. pursuant to which Pilatus will offer our CIP as an option on the Pilatus PC 12, initially for use on the co-pilot side of the cockpit. Pilatus will offer the CIP as an option on the PC 12 for pilot-side use upon our receiving the requisite certification from the FAA for such use.

Engine and Fuel Displays

   We develop, manufacture and market engine and fuel displays. Our solid state multifunction displays convey information with respect to fuel and oil levels as well as engine activity, such as oil and hydraulic pressures, temperature and liquid oxygen levels. This instrumentation includes individual and multiple displays clustered throughout an aircraft's cockpit. Our displays can be used in conjunction with our own engine and fuel data equipment or that of other manufacturers.

   Engine and fuel displays are vital to the safe and proper flight of aircraft and are found in all aircraft. In addition, the accurate conveyance of engine and fuel information is critical for the monitoring of engine stress and the maintenance of engine parts. Engine and fuel displays tend to be replaced more frequently than other displays and have remained largely unchanged since their introduction due to their low cost, standard design and universal use.

   We believe that our engine and fuel displays are extremely reliable, and we have designed them to be programmable to adapt easily without major modification to most modern aircraft. Our products have been installed on Lockheed Martin C-130H aircraft, Boeing DC-9 and DC-10 aircraft and U.S. Air Force A-10 aircraft.

   Our revenues from the sale of our engine and fuel displays were $3.9 million, or 17% of total revenues, in fiscal year 1999. Although we did not record any revenues from the sale of engine and fuel displays during the first half of fiscal year 2000, we continue to market our engine and fuel displays and anticipate sales of these products during fiscal year 2001.

Customers

   Our customers include, among others, the United States government, Northwest Airlines Corporation, Air Canada, Inc., DHL Airways, Inc., Emery Worldwide Airlines, Federal Express Corporation, The Boeing Company, Lockheed Martin Corporation, Rockwell International Corporation, Bombardier Aerospace (the manufacturer of Learjet), Pilatus Aircraft Ltd. and Gulfstream Aerospace Corporation.

Retrofit Market

   Historically, the majority of our sales have come from the retrofit market. Among other reasons, we have pursued the retrofit market because of its continued rapid growth in response to the increasing need to support the world's aging fleet of aircraft.

   Updating an individual aircraft's existing electronics equipment has become increasingly common as new technology makes existing instrumentation outdated while an aircraft is still structurally and mechanically sound. Retrofitting an aircraft is generally a substantially less expensive alternative to purchasing a new aircraft. We expect our main customers in the retrofit market to be:

  . government and military contractors;

  . aircraft operators; and

  . aircraft modification centers.

   Government and Military Contractors. Since 1988, we have sold products to both commercial contractors and military end users in connection with government aircraft retrofit programs. To date, a majority of our annual sales have been in connection with these programs. For example, we sell various products to Boeing and Rockwell International relating to contracts with government entities, including the United States Air Force, to retrofit aircraft. In addition, we sell our products directly to government entities. Government-related projects are generally under either a subcontract with the prime contractor, such as Boeing, or a direct contract with the appropriate government agency. The majority of our government project sales are to commercial contractors pursuant to commercial off-the-shelf equipment contracts. As defense spending has decreased over the past decade, the government's desire for cost-effective retrofitting of aircraft has led it to increasingly purchase commercial off-the-shelf equipment rather than requiring the development of specially designed products, which are usually more costly and take a longer time to develop. These contracts tend to be on commercial terms, although some of the termination and other provisions of government contracts described below are typically applicable to these contracts.

   Among the products we sell to these programs are digital air data systems, airspeed indicators and altimeters. During fiscal year 1999 and the six months ended March 31, 2000, we sold approximately 75% and 90% of our RVSM systems and related components to government and military contractors. Our participation in these retrofit programs has been the result of our direct solicitation of both the general contractors of such projects and the contracting government entities. Our revenues from government and military end users were $16.9 million, or 75% of total revenues, for fiscal year 1999 and $12.2 million, or 90% of total revenues, for the six months ended March 31, 2000.

   Each government-related contract includes various federal regulations that impose certain requirements on us, including the ability of the government agency or general contractor to alter the price, quantity or delivery schedule of our products. In addition, the government agency or general contractor retains the right to terminate the contract at any time at its convenience. Upon such alteration or termination, we would normally be entitled to an equitable adjustment to the contract price so that we may receive the purchase price for already delivered items and reimbursement for allowable costs incurred.

   Aircraft Operators. We also sell our products to aircraft operators, including commercial airlines, overnight delivery services and corporate carriers. Our products are used mostly in the retrofitting of aircraft owned or operated by these customers, which generally retrofit and maintain their aircraft themselves. Our commercial fleet customers include Northwest Airlines, Air Canada, DHL, Emery and Federal Express. We sell these customers a range of products from fuel quantity indicators to RVSM air data systems. During fiscal year 1999 and the six months ended March 31, 2000, we sold approximately 13% and 4% of our RVSM systems and related components to our commercial aircraft customers. Our revenues from sales to aircraft operators were $2.9 million, or 13% of total revenues, for fiscal year 1999 and $609,000, or 4% of total revenues, for the six months ended March 31, 2000.

   Aircraft Modification Centers. Based on industry data, we believe there are approximately 12,800 private and corporate aircraft in service in North America. The primary retrofit market for private and corporate jets is through aircraft modification centers, which repair and retrofit private aircraft in a manner similar to the way auto mechanics service a person's car. We are beginning to market our products to a number of aircraft modification centers throughout the United States. We believe that our RVSM and non-RVSM air data systems and related components will be used by aircraft modification centers to update older or outdated air data systems.

   We anticipate that retrofitting of air data systems by aircraft modification centers, and thus the demand for our RVSM products, will increase significantly as RVSM is increasingly phased-in on many of the world's most popular flight routes. Furthermore, we anticipate that as flat panel displays gain popularity, aircraft modification centers will become significant customers of our flat panel product for aircraft owners seeking to upgrade their display systems. We currently do not have revenues from sales to aircraft modification centers. However, we anticipate that sales to aircraft modification centers will begin during fiscal year 2001.

OEM Market

   We also market our products to original equipment manufacturers, particularly manufacturers of corporate and private jets as well as contractors of military jets. Customers of our products include Bombardier (the manufacturer of Learjet), Pilatus, Gulfstream, Boeing and Lockheed.

   Certain jet manufacturers currently equip their aircraft with traditional non-RVSM air data systems. However, we believe that most aircraft manufacturers will begin equipping their aircraft with RVSM-compliant air data systems in anticipation of the expected increasing use of RVSM throughout the world. In addition, we expect that as flat panel displays become increasingly popular, OEMs will begin manufacturing an increasing percentage of their aircraft with flat panel displays, either as standard or optional equipment.

   Our revenues from the sale of products to OEMs were $2.7 million, or 12% of total revenues, for fiscal year 1999 and $783,000, or 6% of total revenues, for the six months ended March 31, 2000.

Backlog

   As of March 31, 2000, our backlog was $21.6 million, $11.7 million of which we expect will be sold during the last two quarters of fiscal year 2000 and $9.9 million of which we expect will be sold in fiscal year 2001.

   Our backlog consists solely of orders believed to be firm. In the case of contracts with government entities, orders are only included in backlog to the extent funding has been obtained for such orders. Our backlog does not include an unexercised order of approximately $22 million under a government contract with respect to the United States Air Force's KC-135 RVSM air data retrofit program. We expect the government to begin exercising this order during fiscal year 2001.

Sales and Marketing

   We have generally focused our sales efforts on government and military entities and contractors, aircraft operators and OEMs, and more recently on aircraft modification centers. We intend to increase our sales efforts with respect to the commercial and corporate aviation markets in the future. To date, we have made substantial use of third-party sales representatives for our sales efforts. We compensate these third-party sales representatives through commissions.

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

   In December 1999, we hired a Vice President of Marketing and Business Development and additional full-time marketing and sales personnel to undertake sales efforts to our domestic customers and to direct our European sales programs and operations. In February 2000, we opened a sales office in London responsible for marketing our products throughout Europe, Africa and the Middle East. In addition, we intend to add sales representatives to begin marketing efforts in South America, Korea and Japan. Such additions will allow us to expand our marketing efforts to a more global focus. We expect to compensate our direct sales force through a combination of base salary and commissions.

   We believe that our ability to provide prompt and effective repair and upgrade service is critical to our marketing efforts. As part of our customer service program, we have implemented a 24-hour hotline that customers can call with respect to product repair or upgrade concerns. We employ five field service engineers to service our equipment and, depending on the service required, we may either dispatch a service crew to make necessary repairs or request that the customer return the product to us for repairs or upgrades at our main facility. In the event repairs or upgrades are required to be made at our facility, we provide spare products for use by our customers during the repair time. Our in-house turnaround repair times average 15 days and turnaround upgrade times average 30 days. Before returning our products to customers, all repaired or upgraded products are retested for airworthiness.

   In connection with our customer service program, we typically provide our customers with a two-year warranty on new products. We also offer our customers extended warranties of varying terms for additional fees.

Product Development

   We focus our product development efforts on developing innovative products in response to customer needs and bringing those products to market quickly and at commercially viable prices. Our model is based on applying our engineering and software solutions to existing technologies and readily available components developed for other applications and customizing such technologies for use in the aviation industry. Our goal is to achieve quick product development cycle times and create highly reliable but low-cost designs that we can sell profitably at a lower price than our competitors.

   Our product development process has proven successful as we have been able to quickly and effectively satisfy customer product demands, allowing us to leverage our development capabilities to obtain new contracts with our customers. For example, we designed a standard altimeter for the U.S. Air Force F-16. We were then able to quickly and cost effectively reengineer our F-16 altimeter and integrate existing technology to win an air data contract to provide altimeters for Lockheed Martin's C-130 retrofit program shortly thereafter.

   We believe our products also reflect core technical strengths. For air data systems, we have successfully integrated precision digital pressure sensors with software algorithms that permit accurate air data signal generation. Our CIP incorporates proprietary technology designed to provide high contrast and wide viewing angles for our color flat panel display.

   All of our products are controlled primarily by embedded microprocessors and, accordingly, more than half of our engineering product development efforts are directed towards software development. Our engineers direct much of their efforts to digital electronic circuit design, analog circuit design, aircraft systems engineering and mechanical and manufacturing process design.

   Our product development process is highly integrated, involving our customers and engineers as well as our internal purchasing, manufacturing and quality control personnel. Our development program is ISO 9001 certified and meets FAA requirements with respect to hardware, software and overall system performance. Each product development program is led by a project engineer who is responsible for overseeing the various processes involved in the development efforts for the product.

   As part of our product development process, we conduct various testing, including environmental simulation, software and overall systems testing. Environmental simulation testing involves subjecting our products to extreme temperature, humidity, altitude and vibration conditions to evaluate whether the products continue to operate properly and meet our performance specifications. In addition, we subject our products to extreme electromagnetic fields testing to simulate the effects of lightening strikes on aircraft. We also undertake product testing to determine that our software properly functions under various operating conditions.

Government Regulation

   The manufacture and installation of our products in aircraft owned and operated in the United States is governed by U.S. Federal Aviation Administration (FAA) regulations. The most significant of these regulations focus on Technical Standard Order (TSO) and Type Certificate (TC) or Supplemental Type Certificate (STC) certifications. The FAA recommends that avionics products be TSO-certified. A TSO sets forth the minimum general standards that a certain type of equipment should meet. TSO certification is a declaration by the FAA that a product meets such consensus standards and guidelines and that it is certified to be used in aircraft. For example, all altimeters, including RVSM and non-RVSM versions, have the same TSO, which sets forth the various general requirements that an altimeter must meet to be TSO-certified, such as life cycle, software, environmental and other standards. TSO-certified avionics products are preferred by retrofitters and OEMs because they act as an industry-wide stamp of approval and streamline the TC/STC approval process, described below. The TSO certification process typically takes approximately two to three months and consists of product testing, including environmental simulation, as well as software and overall system testing.

   The FAA requires that all avionics products receive TC or STC certification upon their installation in aircraft. Without such certification, avionics products may not be installed in an aircraft. TC certification is required for installation by an OEM, and STC certification is required for retrofitting installation. When an avionics product is installed in a certain type of aircraft, the FAA conducts an inspection and systems tests on a test aircraft containing such newly installed product. The TC and STC process includes ground analyses and test flights to determine whether the product is functioning properly in the aircraft. Upon satisfactory completion of these tests, a product is TC- or STC-certified, meaning the type of aircraft tested can be flown with the installed instrumentation. The TC and STC approval procedures typically last one to four months, depending on the complexity of the equipment being certified.

   With respect to our RVSM air data products, the FAA also requires that these products be RVSM-certified before they are used in flight. This certification process may be undertaken in conjunction with the TC/STC certification process. RVSM certification requires ground and flight tests and an analysis of flight data to ensure the accuracy, reliability, system safety and mean time between failure rates of the product. The RVSM certification process typically lasts one to three months.

   Sales of our products to European or other non-U.S. owners of aircraft also typically require approval of the Joint Aviation Authorities (JAA), the European counterpart of the FAA, or another appropriate governmental agency. Currently, 18 European countries are members of the JAA. JAA certification requirements for the manufacturing and installation of our products in European-owned aircraft mirror the FAA regulations. Much like the FAA certification process, the JAA has established a process for granting TSOs, TCs and STCs. Certification by the JAA or other appropriate governmental agencies is generally granted upon demonstration that the equipment is accurate and able to maintain certain levels of repeatability over time.

   In addition to product-related regulations, we are also subject to the government's procurement regulations with respect to sales of our products to government entities or government contractors. These regulations dictate the manner in which products may be sold to the government and set forth other requirements which must be met in order to do business with or on behalf of government entities. For example, pursuant to such regulations, the government agency or general contractor may alter the price, quantity or delivery schedule of our products. In addition, the government agency or general contractor retains the right to terminate the contract at any time at its convenience. Upon such alteration or termination, we would normally be entitled to an equitable adjustment to the contract price so that we may receive the purchase price for already delivered items and reimbursement for allowable costs incurred.


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

Manufacturing, Assembly and Materials Acquisition

   Our manufacturing activities consist primarily of assembling and testing components and subassemblies and integrating them into a finished system. We believe that this method allows us to achieve relatively flexible manufacturing capacity while lowering overhead expenses. We generally purchase the components for our products from third-party vendors and assemble them in a clean room environment to reduce impurities and improve the performance of our products. Many of the components we purchase are standard products, although certain parts are made to our specifications.

   We attempt to maintain minimal inventory and order component part supplies only as we expect to need them, based on our sales plan. Through our weekly "Sales Inventory Operation Planning" process, we match our production and inventory needs with our sales forecasts. In addition to improving our inventory management, these techniques have helped us to lower our direct labor costs from 8.0% of revenues in fiscal year 1997 to 3.5% of revenues in fiscal year 1999.

   When appropriate, we enter into long-term supply agreements and use our relationships with long-term suppliers to improve product quality and availability and to reduce delivery times and product costs. In addition, we are continually identifying alternative component suppliers for important component parts. Using component parts from new suppliers in our products generally requires FAA certification of the entire finished product if the newly sourced component varies significantly from our original drawings and specifications. To date, we have not experienced delay in the delivery of our products caused by the inability to obtain either component parts or FAA approval of products incorporating new component parts.

Quality Assurance

   Product quality is of vital importance to our customers, and we have taken steps to enhance the overall quality of our products. We utilize the Six Sigma program, which is a process evaluation program based on the premise that efficient companies can reduce to a very low level the number of defects and inefficient processes. Under this program, we are continuously seeking to improve our operational efficiencies, including our design and manufacturing processes and, thus, the general quality of our products. In particular, our Six Sigma program allows us to analyze our development processes and reduce the risks inherent in shortening our development cycle times. In effect, Six Sigma has allowed us to improve our product quality and cycle times. Our employees are required to attend an in-house training session that teaches them the principles and application of our Six Sigma program.

   In addition, we are ISO 9001 certified. ISO 9001 standards are an international consensus on effective management practices with the goal of ensuring that a company can consistently deliver its products and related services in a manner that meets or exceeds customer quality requirements. ISO 9001 standards set forth the requirements a company's quality systems must meet to achieve a high standard of quality. As an ISO 9001-certified manufacturer, we can represent to our customers that we maintain high quality industry standards in the education of our employees and the design and manufacture of our products. In addition, our products undergo extensive quality control testing prior to being delivered to customers. As part of our quality assurance procedures, we maintain detailed records of test results and our quality control processes.

Our Competition

   The market for our products is highly competitive and characterized by several industry niches in which a number of manufacturers specialize. Our competitors vary in size and resources, and substantially all of our competitors are much larger and have substantially greater resources than we do. With respect to air data systems and related products, our principal competitors include Kollsman Inc., Honeywell International Inc., Rockwell International Corporation, Meggitt Avionics Inc. and Smiths Industries plc. Of these competitors, only Honeywell, Rockwell and Smiths currently manufacture products which compete with our RVSM products. With respect to flat panel displays, our principal competitors currently include Honeywell, Rockwell, Meggitt and Smiths. However, because the flat panel display industry is a new and evolving market, as the demand for flat panel displays increases, we may face competition in this area from additional companies in the future.

   We believe that the principal competitive factors in the markets we serve are cost, development cycle time, responsiveness to customer preferences, product quality, technology, reliability and breadth of product line. We believe that our significant and long-standing customer relationships reflect our ability to compete favorably with respect to these factors.

Intellectual Property and Proprietary Rights

   We rely on patents to protect our proprietary technology. We currently hold three U.S. patents and have one U.S. patent application pending relating to our technology. In addition, we have five international patent applications pending. Certain of these patents and patent applications cover technology relating to air data measurement systems and RVSM calibration techniques while others cover technology relating to flat panel display systems and other aspects of our CIP solution. While we believe that these patents have significant value in protecting our technology, we also believe that the innovative skill, technical expertise and the know-how of our personnel in applying the technology reflected in our patents would be difficult, costly and time consuming to reproduce.

   While there are no pending lawsuits against us regarding the infringement of any patents or other intellectual property rights, we cannot be certain that such infringement claims will not be asserted against us in the future.

Our Employees

   As of June 30, 2000, we had 115 employees, 74 of whom were in our manufacturing and assembly operations, 16 in product development, five in customer service and field support and 20 in general administrative and corporate positions.

   Our future success also depends on our ability to attract, train and retain highly qualified personnel. We plan to hire additional personnel, including in particular sales and marketing personnel, during the next twelve months. Competition for such qualified personnel is intense and we may not be able to attract, train and retain highly qualified personnel in the future.

   None of our employees is represented by a labor union, and we consider our relationship with our employees to be good.

Our Facilities

   We lease approximately 27,000 square feet in an office complex located in suburban Philadelphia. This space is used for administrative purposes, product development and the assembly of our products. To accommodate for our future growth, we have initiated plans to build a new facility in suburban Philadelphia that increases our space to approximately 40,000 square feet. We expect the cost of this new facility, including land acquisition, to be between $5.0 million and $6.0 million.

Legal Proceedings

   In the ordinary course of our business, we are at times subject to various legal proceedings. We do not believe that any of the current legal proceedings will have a material adverse effect on our operations or financial condition.

                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth certain information regarding our executive officers and directors:

Name                      Age Position
----                      --- --------
Geoffrey S. M. Hedrick..   58 Chairman of the Board and Chief Executive Officer
Robert J. Ewy...........   54 President
James J. Reilly.........   60 Chief Financial Officer
Joseph C. Caesar........   49 Vice President of Marketing and Business Development
Roger E. Mitchell.......   45 Vice President of Operations
Joel P. Adams...........   43 Director
Glen R. Bressner........   39 Director
Winston J. Churchill....   59 Director
Benjamin A. Cosgrove....   73 Director
Ivan M. Marks...........   58 Director
Robert E. Mittelstaedt,    56 Director
 Jr.....................

   Geoffrey S. M. Hedrick has been our Chief Executive Officer since he founded IS&S in February 1988 and our Chairman of the Board since 1997. Prior to founding us, Mr. Hedrick served as President and Chief Executive Officer of Smiths Industries North American Aerospace Companies. He also founded Harowe Systems, Inc. in 1971, which was subsequently acquired by Smiths Industries. Mr. Hedrick has 35 years of experience in the avionics industry, and he holds a number of patents in the electronics, optoelectric, electromagnetic, aerospace and contamination-control fields.

   Robert J. Ewy has been our President since May 1999. From 1971 until joining us, Mr. Ewy was employed by AlliedSignal, Inc., Electronics and Avionics Systems, where he held various positions. From 1998 to 1999, Mr. Ewy was General Manager of Business Aviation. From 1997 to 1998, he was Vice President of Flight Information Systems, and from 1996 to 1997, he was Vice President of Communications and Cabin Systems. Prior thereto, from 1993 to 1996, Mr. Ewy was Director of Strategic Business Enterprises. Mr. Ewy holds a Bachelor of Science degree in Engineering from the University of Missouri.

   James J. Reilly has been our Chief Financial Officer since February 2000. From 1996 to 1999, Mr. Reilly was employed by B/E Aerospace, Inc., Seating Products Group, where he served as Vice President and Chief Financial Officer. From 1989 to 1996, Mr. Reilly was employed by E-Systems, Inc. as Vice President and Principal Accounting Officer. Mr. Reilly holds a Bachelor of Science degree and a Masters of Business Administration degree from the University of Hartford.

   Joseph C. Caesar has been our Vice President of Marketing and Business Development since December 1999. From 1997 until joining us, Mr. Caesar served as the Director of Marketing and Business Development for world-wide aftermarket sales for Honeywell International Inc., formerly AlliedSignal. From 1995 to 1997, Mr. Caesar served as Manager of Global General Aviation Marketing for Honeywell, and from 1992 to 1995, he served as Director of Regional Airline Programs for Honeywell. Mr. Caesar received a Bachelor of Science degree from Christian Brothers University.

   Roger E. Mitchell has been our Vice President of Operations since September 1999. From July 1998 until September 1999, Mr. Mitchell served as our Director of Operations. Prior to joining us, Mr. Mitchell was employed by AlliedSignal, where he held various positions, including Operations Manager from 1994 to 1998. Mr. Mitchell received a Bachelor of Arts degree from Lewis University.

   Joel P. Adams has been a director since 1995. Mr. Adams has been the President of Adams Capital Management, Inc., a venture capital management company, since he founded it in 1994. Mr. Adams also serves on the board of directors of AirNet Communications Corporation and NetSolve Inc. Mr. Adams holds a Masters of Science degree from Carnegie Mellon University and a Bachelor of Science degree in Nuclear Engineering from the State University of New York at Buffalo.

   Glen R. Bressner has been a director since 1999. Mr. Bressner has been a partner of Mid-Atlantic Venture Funds, a venture capital firm, since 1997. Mr. Bressner is also a partner of NEPA Venture Fund, L.P., a venture capital firm, a position he has held since 1985. From 1996 to 1997, Mr. Bressner served as the Chairman of the Board of Directors of the Greater Philadelphia Venture Group. Mr. Bressner holds a Bachelor of Science degree in Business Administration from Boston University and a Masters of Business Administration degree from Babson College.

   Winston J. Churchill has been a director since 1990. Since 1996, Mr. Churchill has been a managing general partner of SCP Private Equity Partners, L.P., a private equity fund sponsored by Safeguard Scientifics, Inc. In addition, since 1991, Mr. Churchill has been the Chairman of the Board of Churchill Investment Partners, Inc. and CIP Capital, Inc., both of which are venture capital firms. Mr. Churchill is also a director of Amkor Technology, Inc., Freedom Securities Corp., Griffin Land and Nurseries, Inc. and CinemaStar Luxury Theaters, Inc. Mr. Churchill is a member of the Executive Committee of the Council of Institutional Investors. Mr. Churchill holds a Bachelor of Science degree from Fordham University, a Masters of Business Administration from Oxford University and a Juris Doctor from Yale Law School.

   Benjamin A. Cosgrove has been a director since 1992. Mr. Cosgrove has been a consultant to The Boeing Company since he retired from Boeing in 1993. Prior to his retirement, Mr. Cosgrove was employed by Boeing for 44 years and held a number of positions, including Senior Vice President for Technical and Government Affairs. Mr. Cosgrove is currently a member of the NASA Advisory Council's Task Force on the Shuttle-Mir Rendezvous and Docking Missions and the Task Force on International Space Station Operational Readiness. Mr. Cosgrove holds a Bachelor of Science degree in Aeronautical Engineering from Notre Dame University.

   Ivan M. Marks has been a director since 1996. Mr. Marks has been the Vice President-Controller of Parker Aerospace Group, which is the aerospace segment of Parker Hannifin Corporation, since 1979. Mr. Marks holds a Bachelor of Science degree in Business Administration from Drake University and is a Certified Public Accountant.

   Robert E. Mittelstaedt, Jr. has been a director since 1989 and served as our Chairman of the Board of Directors from 1989 to 1997. Since 1989, Mr. Mittelstaedt has been Vice Dean of The Wharton School of the University of Pennsylvania. Mr. Mittelstaedt also serves on the Board of Directors of Laboratory Corporation of America Holdings, Inc. He holds a Bachelor of Science degree from Tulane University and a Masters of Business Administration degree from The Wharton School of the University of Pennsylvania.

Board Composition

   As of the closing of this offering, our board will consist of seven directors and will be classified into three classes with staggered three-year terms, each class to contain as nearly as possible one-third of the number of members of the board. One class of directors will be elected for a three-year term at each annual meeting of shareholders commencing in 2001. The terms of Messrs. Adams and Marks will expire at the 2001 annual meeting of shareholders; the terms of Messrs. Bressner and Mittelstaedt will expire at the 2002 annual meeting of shareholders; and the terms of Messrs. Hederick, Churchill and Cosgrove will expire at the 2003 annual meeting of shareholders. The classification of our board may have the effect of delaying or preventing changes of control or management of IS&S. See "Description of Capital Stock-- Anti-Takeover Effects of Provisions of Our Articles of Incorporation, Our Bylaws and Pennsylvania Law."

   Parker Hannifin Corporation and the P/A Fund each have the right to designate one director for our board of directors, and Messrs. Marks and Adams are their respective designees. The rights to designate directors will expire upon the closing of this offering.

Board Committees

   Our board has established an audit committee and a compensation committee. Our board does not have and does not currently intend to establish an executive committee or a nominating committee.

   Audit Committee. The audit committee makes recommendations to the board with respect to various auditing and accounting matters, including the selection of our auditors, the scope of our annual audits, fees to be paid to the auditors, the performance of our auditors and our accounting practices. In addition, the audit committee has responsibility for, among other things, the planning and review of our annual and periodic reports and accounts and the involvement of our auditors in that process. The audit committee currently consists of Messrs. Adams, Bressner and Marks.

   Compensation Committee. The compensation committee recommends, reviews and oversees the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals compensated by us. The compensation committee currently consists of Messrs. Churchill and Mittelstaedt.

Director Compensation

   In February 2000, our board adopted a Non-Employee Director Compensation Plan under which each non-employee director who serves on the board at the beginning of each fiscal year, commencing October 1, 2000 (fiscal year 2001), will be entitled to receive shares of common stock with a fair market value of $25,000, determined as of the first day of such fiscal year. The shares will vest quarterly during the fiscal year, provided that the director is still serving on the board on the date the shares are scheduled to vest. Additionally, each non-employee director shall be entitled to receive $1,000 for each board meeting attended. All directors are reimbursed for reasonable travel and lodging expenses associated with attendance at meetings.

   Prior to the adoption of the plan described above, our board had a non-employee director share bonus program under which each incumbent non-employee director who had completed a year of service on the board was entitled to 5,481 shares of common stock issuable on April 11 of the following year; provided that the first 16,443 shares attributable to a director's first three years' of service on the board vested at the expiration of the third year. Pursuant to this share bonus program, effective April 11, 1999, each of our non-employee directors at such time was issued 5,481 shares of common stock for service on the board during fiscal year 1998.

Executive Compensation

   The following table sets forth information concerning compensation paid during fiscal year 1999 to our chief executive officer and each of our two other executive officers who earned more than $100,000 during fiscal year 1999. We may refer to these officers as our named executive officers in other parts of this prospectus.

                           Summary Compensation Table

                                                          Long-Term
                                                         Compensation
                                          Annual         ------------
                                       Compensation         Awards
                                    -------------------- ------------
                                                          Securities  All Other
                             Fiscal                       Underlying   Compen-
Name and Principal Position   Year  Salary($)   Bonus($)  Options(#)  sation($)
---------------------------  ------ ---------   -------- ------------ ---------
Geoffrey S. M. Hedrick.....   1999   167,307       --           --         --
 Chief Executive Officer
Robert J. Ewy..............   1999    94,712(1)    --      328,872      8,173(2)
 President
Roger E. Mitchell..........   1999   113,994       --           --         --
 Vice President of
  Operations

---------------------
(1) Mr. Ewy joined us in May 1999 and, pursuant to his employment agreement, was being compensated on the basis of an annual base salary of $225,000 at the end of fiscal year 1999.

(2) This amount represents a relocation bonus.

Stock Option Information

   The following table sets forth certain information with respect to stock options granted during fiscal year 1999 to each of the named executive officers. The options were granted under our 1998 Stock Option Plan and vest in three equal annual installments beginning on the first anniversary of the date of grant.

                       Option Grants in Last Fiscal Year

                                                                                     Potential
                                                                                Realizable Value at
                                                                                  Assumed Annual
                                                                                  Rates of Stock
                                                                                Price Appreciation
                                                                                    for Option
                                            Individual Grants                       Term($)(1)
                          ----------------------------------------------------- -------------------
                          Number of
                          Securities Percent of Total
                          Underlying Options Granted
                           Options    to Employees in Exercise Price Expiration
          Name            Granted(#)    Fiscal Year   Per Share ($)     Date     5% ($)    10% ($)
          ----            ---------- ---------------- -------------- ---------- --------- ---------
Geoffrey S. M. Hedrick..        --          --               --            --          --        --
Robert J. Ewy...........   328,872          92%            3.28        5/3/09   4,813,976 8,304,402
Roger E. Mitchell.......        --          --               --            --          --        --

---------------------

(1) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the SEC. The options were issued at what our board believed was the fair market value of our stock at the time of grant. For purposes of this table, the potential realizable value is calculated at the SEC-required assumed rates of appreciation using $11.00, the assumed initial public offering price as the base. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

   The following table sets forth certain information regarding options held as of September 30, 1999 by each of the named executive officers. None of the named executives exercised any options during fiscal year 1999. There was no public trading market for the common stock as of September 30, 1999. Accordingly, these values have been calculated on the basis of the assumed initial public offering price of $11.00 per share, less the applicable exercise price, multiplied by the number of shares underlying the options.

                         Aggregated Option Exercises in
               Last Fiscal Year and Fiscal Year-End Option Values

                              Number of Securities      Value of Unexercised
                             Underlying Unexercised         In-the-Money
                            Options at September 30,  Options at September 30,
                                     1999(#)                   1999($)
                            ------------------------- -------------------------
           Name             Exercisable Unexercisable Exercisable Unexercisable
           ----             ----------- ------------- ----------- -------------
Geoffrey S. M. Hedrick.....       --            --           --            --
Robert J. Ewy..............       --       328,872           --     2,538,892
Roger E. Mitchell..........   32,817        21,924      253,888       169,254

1998 Stock Option Plan

   Our 1998 Stock Option Plan was adopted in November 1998 and provides for grants of stock options to selected employees, officers, directors, consultants and advisers. By encouraging stock ownership, we are seeking to attract, retain and motivate such persons and to encourage them to devote their efforts to our business. There are 866,920 shares of our common stock reserved for issuance under our 1998 Stock Option Plan. As of June 30, 2000, there were outstanding options to purchase 581,007 shares of common stock under the plan, having a weighted average exercise price of $5.83 per share, and 285,912 shares remained eligible for grant. As of June 30, 2000, options exercisable for 5,481 shares were vested under the terms of the 1998 Stock Option Plan and the applicable option agreements.

   The 1998 Stock Option Plan provides for the grant of both options intended to qualify as "incentive stock options" under Section 422(b) of the Internal Revenue Code, as well as non-qualified stock options. The compensation committee administers the 1998 Stock Option Plan, including the selection of individuals eligible for grants of options, the terms of grants, possible amendments to the terms of grants and the interpretation of the plan. The maximum term of any stock option granted under the 1998 Stock Option Plan is ten years, except that with respect to incentive stock options granted to a person who owns stock possessing more than 10% of the voting power of our stock, the term of an option shall be for no more than five years.

   The exercise price of incentive stock options granted under the 1998 Stock Option Plan must be at least equal to the fair market value of our common stock on the date of the grant. However, for any optionee who owns stock possessing more than 10% of the voting power of our stock, the exercise price for incentive stock options must be at least 110% of the fair market value of our common stock on the date of the grant. The exercise price of non-qualified stock options is set by the committee and may be less than, equal to or greater than the fair market value of our common stock on the date of the grant.

   The aggregate fair market value on the date of grant of the common stock for which incentive stock options are exercisable for the first time by an optionee during any calendar year may not exceed $100,000.

   Options granted under the plan may be exercised in whole or in part as specifically set forth in the option agreement, and, except as provided by law, no options may be transferred except by will or by the laws of descent and distribution. In the event of a change of control, as defined in the plan, all outstanding options shall become vested and exercisable in full, subject to certain exceptions. Under such circumstances, the committee may, among other things, accelerate the date on which any option may be exercised. The board may terminate the plan in whole or in part at any time and may amend the plan from time to time without shareholder approval so long as the amendment does not change the class of individuals eligible to receive incentive stock options, increase the number of shares as to which options may be granted or make any other changes which would require shareholder approval. In addition, no amendment to the plan may adversely affect any outstanding option in any material respect without the consent of the optionee. The plan will terminate on November 14, 2008, unless terminated earlier by our board.

1988 Incentive Stock Option Plan

   Prior to the adoption of our 1998 plan, we used our 1988 Incentive Stock Option Plan, which was adopted in August 1988, to attract and retain employees as well as provide incentives for such persons to exert their efforts for our success. Options granted under the 1988 plan were intended to be "incentive stock options" under Section 422(b) of the Internal Revenue Code. The maximum number of shares of our common stock for which options were to be granted under this plan was 493,308. No more options may be granted under the 1988 plan, although unexercised options for 176,494 shares of common stock remain outstanding.

   The maximum term of any stock options granted under the 1988 plan was ten years, except that with respect to options granted to employees who owned stock possessing more than 10% of the voting power of our stock, the term of the option was not more than five years from the date the option was granted. The exercise price of the options granted under the 1988 plan was at least 100% of the fair market value of our common stock on the date the option was granted. Where the optionee owned stock possessing more than 10% of the voting power of our stock, the option price was at least 110% of the fair market value of our common stock on the date the option was granted.

   The options granted under the 1988 plan may be exercised in whole or in part as specifically set forth in the option agreement, and, except as provided by law, no options may be transferred except by will or by the laws of descent and distribution. In addition, no options may be exercised after the accelerated expiration date set by our board in the event that IS&S is dissolved or liquidated or sells all or substantially all of its assets; IS&S is party to a transaction where it is not the surviving or acquiring entity; or IS&S becomes an 80% or more owned subsidiary of another company.

Employment Contracts, Termination of Employment and Change in Control
Arrangements

   In May 1999, we entered into an employment agreement with Robert J. Ewy to serve as our President at an annual salary of $225,000. The employment agreement has a three-year term expiring in May 2002 that is automatically renewable at the end of such term for an additional year and each year thereafter unless either party gives notice of nonrenewal. In addition, we granted Mr. Ewy an option to purchase 328,872 shares of our common stock at an exercise price of $3.28 per share, which option vests in three equal annual installments beginning in May 2000. In the event that a "termination without cause" (as defined in the agreement) occurs, Mr. Ewy will continue to receive, subject to offset, the remaining compensation and benefits payable under the agreement until the expiration date of the agreement. In the event that a "voluntary termination" or a "termination for cause" (as those terms are defined in the agreement) occurs, Mr. Ewy will continue to receive his salary until the date his employment is terminated and will forfeit all unexercised stock options. In the event that a termination for death or disability occurs, Mr. Ewy will continue to receive his salary until the date his employment is terminated and will retain the right to exercise any options that have vested as of the date his employment was terminated.

   In July 1998, we entered into an employment letter agreement with Roger E. Mitchell to serve as our Director of Operations at an annual salary of $110,000. Under the agreement, we granted Mr. Mitchell options to purchase 54,812 shares of common stock at $3.28 per share. Of these options, 27,406 vest in five equal annual installments beginning on the first anniversary of Mr. Mitchell's employment with us. The remaining 27,406 options vested in July 1999 upon the achievement by us of certain performance objectives.

401(k) Plan

   We sponsor a 401(k) plan, a defined contribution plan that is intended to qualify under Section 401(k) of the Internal Revenue Code. All employees who are at least 21 years old and have been employed by us for three months are eligible to participate in our 401(k) plan. An eligible employee may begin to participate in the plan on the first day of the month following his or her satisfying our plan's eligibility requirements. A participating employee may make pre-tax contributions of a percentage (not less than 2% and not more than 15%) of his or her eligible compensation, subject to limitations under the federal tax laws. Employee contributions and the investment earnings thereon are fully vested at all times. We do not make contributions to the 401(k) plan.

                              CERTAIN TRANSACTIONS

   We collaborate with Parker Hannifin Corporation in the sale of fuel quantity instrumentation on DC-10 aircraft. Parker Hannifin holds approximately 16% of our common stock and has the right to designate one of our directors, which right will terminate upon the closing of this offering. Mr. Marks is the designee of Parker Hannifin. In fiscal years 1999, 1998 and 1997, we paid Parker Hannifin $617,000, $2.7 million and $1.5 million, respectively, in connection with the purchase of component parts used in the manufacture of our products. In addition, in fiscal years 1999, 1998 and 1997, Parker Hannifin hired us to manufacture and assemble certain products on their behalf and paid us $1.2 million, $3.0 million and $490,000, respectively, for such services. We believe that the terms of these transactions are no less favorable to us than the terms we could have obtained from unrelated third parties.

                             PRINCIPAL SHAREHOLDERS

   The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2000 for:

  . each person or group of affiliated persons known to us who owns beneficially more than 5% of our common stock;

  . each of our directors;

  . each named executive officer; and

  . all of our directors and executive officers as a group.

   The percentage of ownership is based on 9,121,593 shares of common stock outstanding as of June 30, 2000, assuming the conversion as of that date of all of outstanding preferred stock, which will automatically be converted into common stock upon the closing of this offering. The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option.

   Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the principal address of each of the 5% shareholders is c/o Innovative Solutions and Support, Inc., 420 Lapp Road, Malvern, Pennsylvania 19355.

                                                         Percentage of Shares
                                            Number of   Beneficially Owned (1)
                                              Shares    ----------------------
                                           Beneficially Before this After this
         Name of Beneficial Owner           Owned (1)    Offering    Offering
         ------------------------          ------------ ----------- ----------
Geoffrey S.M. Hedrick (2).................  3,328,184      35.9%       27.5%
Parker Hannifin Corporation (3)...........  1,447,135      15.9        11.9
The P/A Fund (4)..........................  1,673,541      18.3        13.8
NEPA Venture Fund, L.P. (5)...............    833,142       9.1         6.9
James M. Draper (6).......................    745,441       8.1         6.1
Robert J. Ewy (7).........................    109,624       1.2           *
Roger E. Mitchell (8).....................     32,887         *           *
Joel P. Adams (9).........................  1,673,541      18.3        13.8
Glen R. Bressner (10).....................    833,142       9.1         6.9
Winston J. Churchill (11).................    398,296       4.4         3.3
Benjamin A. Cosgrove (12).................     43,848         *           *
Ivan M. Marks.............................         --        --          --
Robert E. Mittelstaedt, Jr. ..............    162,857       1.8         1.3
All directors and executive officers as a
 group (11 persons) (9)(10)(13)...........  6,582,379      69.8        52.9

---------------------
 * Less than 1%.

(1) With respect to each shareholder, includes any options or warrants held by such shareholder that are exercisable within 60 days of June 30, 2000.

(2) Includes warrants to purchase 149,088 shares of common stock.

(3) The address of Parker Hannifin Corporation is 18321 Jamboree Boulevard, Irvine, California 92612. The board of directors of Parker Hannifin Corporation has dispositive and voting power over the shares held by Parker Hannifin Corporation. The board members of Parker Hannifin Corporation are Patrick S. Parker, John G. Breen, Duane E. Collins, Paul C. Ely, Jr., Peter
    W. Likins, Giulio Mazzalupi, Klaus-Peter Muller, Hector R. Ortino, Allan L. Rayfield, Wolfgang R. Schmitt, Debra L. Starnes and Dennis W. Sullivan.

(4) The address of The P/A Fund is 518 Broad Street, Sewickley, Pennsylvania 15143. Through various entities, Joel P. Adams has sole voting and investment power over the shares held by The P/A Fund.

(5) The address of NEPA Venture Fund, L.P. is 125 Goodman Drive, Bethlehem, Pennsylvania 18015. Through various entities, Glen R. Bressner, Frederick Beste and Marc Benson share voting and investment power over the shares held by NEPA Venture Fund, L.P.

(6) Includes warrants to purchase 43,149 shares of common stock. Also includes 548,120 shares of common stock and warrants to purchase 21,924 shares of common stock held by a trust for the benefit Stephanie Hedrick, the daughter of Geoffrey Hedrick, our Chairman and Chief Executive Officer, for which Mr. Draper serves as trustee. Mr. Draper disclaims beneficial ownership of these shares.

(7) Consists of options to purchase 109,624 shares of common stock.

(8) Consists of options to purchase 32,887 shares of common stock.

(9) Consists of 1,673,541 shares owned by The P/A Fund. Mr. Adams is the President of Adams Capital Management, Inc., a venture capital firm that manages The P/A Fund. Mr. Adams disclaims beneficial ownership of these shares.

(10) Consists of 833,142 shares beneficially owned by NEPA Venture Fund, L.P. Mr. Bressner is a partner of Mid-Atlantic Venture Funds, a venture capital firm that manages the NEPA Venture Fund, L.P. Mr. Bressner disclaims beneficial ownership of these shares.

(11) Includes 222,898 shares owned by CIP Capital, Inc. Mr. Churchill is the Chairman of the Board of Directors of CIP Capital, Inc. Mr. Churchill disclaims beneficial ownership of these shares.

(12) Includes warrants to purchase 21,924 shares of common stock.

(13) Includes warrants to purchase 171,012 shares of common stock and options to purchase 142,511 shares of common stock.

                          DESCRIPTION OF CAPITAL STOCK

   The following information describes our common stock and other equity securities, as well as certain provisions of our articles of incorporation and bylaws in effect as of the closing of this offering. This description is only a summary. You should also refer to our articles of incorporation and bylaws, which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

General

   Upon completion of this offering, our authorized capital stock will consist of 75,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. Immediately following the completion of this offering, and assuming no exercise of the underwriters' over-allotment option, 12,121,593 shares of our common stock will be outstanding and no shares of preferred stock will be outstanding.

Common Stock

   The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders and do not have cumulative voting rights. The holders of common stock are entitled to receive dividends, if any, as our board may declare from time to time out of funds legally available for dividends. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock do not have preemptive, redemption or conversion rights. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

   Prior to this offering, we have had one class of preferred stock outstanding. At the closing of this offering, all outstanding shares of our preferred stock will be converted into shares of common stock.

   After the offering, our board will be authorized, without further action by the shareholders, to provide for the issuance of shares of preferred stock as a class without series or in one or more series, to establish the number of shares in each class or series and to fix the designations, powers, preferences and rights of each class or series and the qualifications, limitations or restrictions thereof. Because our board has the power to establish the preferences and rights of each class or series of preferred stock, our board may give the holders of any class or series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control of IS&S. We have no plans, agreements or understandings for the issuance of any shares of preferred stock.

Warrants

   As of June 30, 2000, there were outstanding warrants to purchase an aggregate of 375,354 shares of our common stock at an exercise price of $2.19 per share. The warrants may be exercised any time prior to their expiration in June 2004. The exercise price and number of shares of stock issuable upon exercise are subject to adjustment upon changes in capitalization.

Registration Rights

   The holders of an aggregate of approximately 3,396,809 shares of our common stock and warrants to purchase an aggregate of 375,354 shares of our common stock are contractually entitled to certain rights with respect to the registration of their shares under the Securities Act of 1933. Under the terms of various registration rights agreements, if we propose registering any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders would be entitled to include their shares in the registration. The rights are subject to certain conditions and limitations, including the right of the managing underwriter of an underwritten offering to limit the number of shares included in such registration. The holders of these shares and warrants have agreed to a 180-day "lock-up" with respect to their shares and warrants, as described in "Shares Eligible for Future Sale."

   In addition to the piggyback registration rights described above, holders of an aggregate of 2,923,310 shares of our common stock have various rights to direct us to file registration statements under the Securities Act, subject to specified minimum levels of shares being registered. Furthermore, certain shareholders may require us, on not more than two occasions within one calendar year, to file additional registration statements on Form S-3 with respect to their shares, provided that the estimated market value of the shares being registered is at least $1,000,000 and such shareholders hold at least 10% of our stock at such time.

Anti-Takeover Effects of Provisions of Our Articles of Incorporation, Our Bylaws and Pennsylvania Law

   We are subject to the provisions of Section 2538 and Sections 2551-2556 of the Pennsylvania Business Corporation Law of 1988, or the PBCL, which, in certain cases, impose certain restrictions on and provide for supermajority shareholder approval of business combinations involving us and any "interested shareholder" (defined to include, in the case of Section 2538, shareholders who are a party to the business combination or who are treated differently from other shareholders, and, in the case of Sections 2551-2556, shareholders who beneficially own 20% or more of the voting power of a "registered" corporation, such as IS&S). The term "business combination" includes a merger, asset sale or other transaction involving an interested shareholder.

   The PBCL also provides that the directors of a corporation making decisions concerning takeovers or any other matters may consider, to the extent that they deem appropriate, among other things, (1) the effects of any proposed transaction upon any or all groups affected by such action, including, among others, shareholders, employees, suppliers, customers and creditors, (2) the short-term and long-term interests of the corporation and (3) the resources, intent and conduct of the person seeking control.

   Our bylaws provide that our board is to be composed of three classes, with staggered three-year terms, each class to contain as nearly as possible one-third of the number of members of the board. Accordingly, at each annual meeting of shareholders, only approximately one-third of our directors will be elected.

   Certain other provisions of our articles of incorporation and bylaws could also have the effect of preventing or delaying a change in control, including
(1) the advance notification procedures governing certain shareholder nominations of candidates for the board of directors and for certain other shareholder business to be conducted at an annual meeting, (2) the absence of authority for shareholders to call special shareholders meetings, except in certain limited circumstances mandated by the PBCL, and (3) the absence of authority for shareholder action by written consent by less than all of our shareholders. These provisions could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from seeking to acquire, control of IS&S.

Limitation of Liability and Indemnification

   As permitted by the PBCL, our bylaws provide that a director shall not be personally liable in such capacity for monetary damages for any action taken, or any failure to take any action, unless the director breaches or fails to perform the duties of his or her office under the PBCL, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions of the bylaws, however, do not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of the taxes of IS&S pursuant to local, Pennsylvania or federal law. These provisions offer persons who serve on our board protection against awards of monetary damages for negligence in the performance of their duties.

   Our bylaws also provide that every person who is or was a director or officer of IS&S, or a director, officer, employee, agent, partner or fiduciary of, or in any other capacity for any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which he served as such at the request or for the benefit of IS&S, shall be indemnified by us to the fullest extent permitted by law against all expenses and liabilities reasonably incurred by or imposed upon him, in connection with any proceeding to which he may be made, or threatened to be made, a party, or in which he may become involved by reason of his being or having been a director or officer of IS&S, or a director, officer, employee, agent, partner or fiduciary of, or in any other capacity for such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, whether or not he still holds such position at the time the expenses or liabilities are incurred.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has not been any public market for our common stock. Future sales of substantial amounts of our common stock (including shares issued upon exercise of outstanding options or warrants) in the public market could adversely affect the market price of our stock from time to time and could affect our ability to raise equity capital in the future.

   Upon completion of this offering, we will have 12,121,593 shares of common stock outstanding. The 3,000,000 shares sold in this offering will be freely tradable without restriction, except that any shares purchased by "affiliates," as that term is defined in Rule 144 under the Securities Act, may generally be sold only pursuant to an effective registration statement under the Securities Act or in compliance with the limitations of Rule 144 as described below.

   The remaining 9,121,593 shares of common stock are "restricted securities," as that term is defined in Rule 144, and may not be sold unless they are registered under the Securities Act, except where an exemption is available. Following termination of the lock-up described below, all of the restricted shares may be sold under Rule 144, including 7,748,882 shares, which may be sold subject to applicable volume and other restrictions. However, the holders of all of these shares have agreed to a 180-day "lock-up" with respect to their shares. This generally means that they may not sell their shares during the 180 days following the date of this prospectus without the approval of Friedman, Billings, Ramsey & Co., Inc. (FBR). After the 180-day lock-up period expires, or sooner if earlier waived by FBR, these shares may be sold in accordance with Rule 144. In addition, the holders of warrants to purchase 375,354 shares of common stock can exercise these warrants at any time, but these shares cannot be sold, absent registration, until one year after their exercise, and then subject to Rule 144 limitations.

   FBR may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. However, FBR currently has no plans to release any portion of the securities subject to lock-up agreements.

   In general, under Rule 144 as currently in effect, an affiliate of IS&S or a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, (including the holding period of any prior owner other than a person who may be deemed an affiliate of IS&S) is entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of 1% of the then-outstanding shares of common stock (approximately 121,215 shares after this offering) and the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about IS&S. In addition, under Rule 144(k), a person who is not an affiliate of IS&S and has not been an affiliate for 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell his or her shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act. Approximately 1,372,711 of the restricted shares will be eligible for sale under Rule 144(k), subject to the lock-up agreements.

   Certain holders of our common stock and warrants have rights to have their shares registered as described under "Description of Capital Stock-- Registration Rights."

   Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all shares of common stock reserved for issuance under our stock option plans. Shares covered by such registration statement would be available for sale in the open market in the future unless those shares are subject to vesting restrictions or the lock-up described above.

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement, the underwriters named below are acting through their representatives, Friedman, Billings, Ramsey & Co., Inc., Stifel, Nicolaus & Company, Incorporated and Janney Montgomery Scott LLC. The underwriters have agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of our common stock shown opposite their names below. Other than the shares covered by the over-allotment option, the underwriters are obligated to purchase and accept delivery of all the shares of common stock if any are purchased.

                                                                       Number of
      Underwriter                                                       Shares
      -----------                                                      ---------
Friedman, Billings, Ramsey & Co., Inc.................................
Stifel, Nicolaus & Company, Incorporated..............................
Janney Montgomery Scott LLC ..........................................
                                                                       ---------
  Total............................................................... 3,000,000
                                                                       =========

   The underwriters propose initially to offer our shares of common stock in part directly to the public at the initial public offering price shown on the cover page of this prospectus and in part to dealers, including the
underwriters, at this price less a discount not in excess of $   per share. The
underwriters may allow, and such dealers may re-allow other dealers, a discount
not in excess of $   per share.

   The following table summarizes the underwriting discount we will pay in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

                                                        Without Over- With Over-
                                                          allotment   allotment
                                                        ------------- ----------
Per Share..............................................      $           $
Total..................................................      $           $

   The total expenses of this offering, not including the underwriting discount, are estimated at $770,000 and are payable by us.

   Over-allotment. The underwriters have an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 450,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in this offering. If the underwriters exercise this option, each underwriter will purchase shares in approximately the same proportion as indicated in the table above.

   Indemnity. We have agreed to indemnify the underwriters against some types of liabilities, including liabilities under the Securities Act. We have also agreed to contribute to payments that the underwriters may be required to make with respect to any of those liabilities.

   Future Sales. We and our executive officers, directors and our current shareholders have agreed, subject to certain exceptions, not to offer, pledge, sell, hedge or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of 180 days from the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Friedman, Billings, Ramsey & Co., Inc. Such consent may be given at any time without public notice. During such 180-day period, we have agreed not to file any registration statements with respect to any shares of our common stock, except with respect to employee benefit plans.

   Offers in Other Jurisdictions. Neither we nor the underwriters have taken any action that would permit a public offering of the shares of common stock being offered by this prospectus in any jurisdiction other than the United States where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering materials or advertisements related to the offer and sale of these shares of common stock be distributed or published in any jurisdiction except under circumstances that will result in compliance with the applicable rules and regulation of such jurisdiction. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

   Discretionary Account Sales. Friedman, Billings, Ramsey & Co., Inc. has advised us that the underwriters do not intend to confirm sales of the common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

   Directed Share Program. At our request, the underwriters have reserved up to 150,000 shares of our common stock to be issued by us and offered for sale by this prospectus, at the initial offering price, to directors, officers, employees, business associates and related persons of IS&S. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

   Stabilization. In connection with this offering, the underwriters may engage in transactions on the Nasdaq National Market, the over-the-counter market or otherwise that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock. In addition, Friedman, Billings, Ramsey & Co., Inc., on behalf of the underwriters, may reclaim selling concessions allowed to an underwriter or dealer for distributing the common stock in this offering if the syndicate repurchases previously distributed shares of common stock to cover syndicate short positions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time.

   No Prior Public Market. Prior to this offering, there has been no public market for our common stock. As a result, the initial public offering price for our common stock will be determined by negotiations between us and the underwriters. Among the factors to be considered in determining the public offering price will be:

  . prevailing market conditions;

  . our results of operations in recent periods;

  . the present stage of our product development;

  . the market capitalizations of other companies that we and the underwriters believe to be comparable to us; and

  . estimates of our growth potential.

   Affiliation. Friedman, Billings, Ramsey & Co., Inc, one of the managing underwriters of this offering, is an affiliate of PNC Bank, the principal lender on our line of credit. PNC Bank owns 4.97% of the common stock of Friedman, Billings, Ramsey Group, Inc., the parent company of Friedman, Billings, Ramsey & Co., Inc. PNC Bank and Friedman, Billings, Ramsey Group, Inc. have formed a strategic alliance and have agreed to work together on an arms-length basis to refer potential business to each other.

                                 LEGAL MATTERS

   The validity of the common stock being offered will be passed upon for us by Cozen and O'Connor, a professional corporation, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the underwriters by Jenkens & Gilchrist, a Professional Corporation, Washington, D.C.

                                    EXPERTS

   The financial statements and schedules as of September 30, 1998 and September 30, 1999 and for each of the three years ended September 30, 1999 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed a registration statement on Form S-1 with the Securities and Exchange Commission in connection with this offering. This prospectus is materially complete. However, it does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of common stock we are offering pursuant to this prospectus, you should refer to the registration statement, including its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are summaries and you should refer to the copy of that contract or other document filed as an exhibit to the registration statement. You may read and copy the registration statement and any other documents filed by us with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site at http://www.sec.gov that contains the registration statement, proxy statements, information statements, reports and other information concerning us and any registrants that file electronically with the SEC.

   Upon completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements and quarterly reports containing unaudited interim financial information for the first three quarters of each fiscal year.

                  Innovative Solutions and Support, Inc.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS................................... F-2
BALANCE SHEETS............................................................. F-3
STATEMENTS OF OPERATIONS................................................... F-4
STATEMENTS OF SHAREHOLDERS' EQUITY......................................... F-5
STATEMENTS OF CASH FLOWS................................................... F-6
NOTES TO FINANCIAL STATEMENTS.............................................. F-7

   After the stock split discussed in Note 1 to the financial statements is effected, we will be in a position to render the following report.

/s/ Arthur Andersen LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Innovative Solutions and Support,
Inc.:

   We have audited the accompanying balance sheets of Innovative Solutions and Support, Inc. (a Pennsylvania corporation) as of September 30, 1998 and 1999, and the related statements of operations, shareholders' equity and cash flows for the three years ended September 30, 1999. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovative Solutions and Support, Inc. as of September 30, 1998 and 1999, and the results of its operations and its cash flows for the three years ended September 30, 1999 in conformity with accounting principles generally accepted in the United States.


   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule II is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Philadelphia, Pa.,
December 30, 1999

                  Innovative Solutions and Support, Inc.

                                 BALANCE SHEETS

                                          September 30,  September    March 31,
                                              1998       30, 1999       2000
                                          ------------- -----------  -----------
                                                                     (unaudited)
                 ASSETS
Current Assets:
  Cash and cash equivalents..............  $   102,150  $ 4,638,607  $ 6,456,285
  Accounts receivable....................    3,575,333    3,413,771    3,803,267
  Inventories............................    2,808,085    3,496,773    3,596,353
  Deferred taxes.........................    1,231,937       23,530       23,530
  Prepaid expenses.......................       87,810       66,104       96,446
                                           -----------  -----------  -----------
    Total current assets.................    7,805,315   11,638,785   13,975,881
                                           -----------  -----------  -----------
Property and Equipment:
  Computers and test equipment...........    1,150,490    1,646,659    1,880,555
  Furniture and office equipment.........      265,337      341,042      400,612
  Leasehold improvements.................       29,890       50,205       50,205
                                           -----------  -----------  -----------
                                             1,445,717    2,037,906    2,331,372
  Less--Accumulated depreciation.........   (1,027,931)  (1,292,716)  (1,445,119)
                                           -----------  -----------  -----------
    Net property and equipment...........      417,786      745,190      886,253
                                           -----------  -----------  -----------
Deposits and Other Assets................       24,202       24,202      262,159
                                           -----------  -----------  -----------
Deferred Taxes...........................      781,865      204,012      204,012
                                           -----------  -----------  -----------
                                           $ 9,029,168  $12,612,189  $15,328,305
                                           ===========  ===========  ===========
  LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Credit Facility (Note 6)...............  $   550,000  $        --  $        --
  Notes payable (Note 5).................      250,000           --           --
  Current portion of capitalized lease
   obligations...........................       55,481       23,831       22,114
  Accounts payable.......................    2,251,691      888,052    1,273,846
  Accrued expenses.......................      431,007    1,385,143      942,134
  Deferred revenue.......................      879,973      784,707       72,148
                                           -----------  -----------  -----------
    Total current liabilities............    4,418,152    3,081,733    2,310,242
                                           -----------  -----------  -----------
Capitalized Lease Obligations (Note 8)...       46,379       45,764       38,889
                                           -----------  -----------  -----------
Deferred Revenue.........................           --      549,420      579,056
                                           -----------  -----------  -----------
Commitments and Contingencies (Note 8)
Shareholders' Equity:
  Preferred stock, 500,000 shares
   authorized--Class A Convertible stock,
   $.001 par value;
   200,000 shares authorized, 177,092
   shares issued and outstanding
   (liquidation value of $4,250,208 at
   March 31, 2000).......................          177          177          177
  Common stock, $.001 par value;
   10,000,000 shares authorized,
   6,727,844, 6,766,213 and 7,180,240
   shares issued and outstanding at
   September 30, 1998 and 1999 and March
   31, 2000, respectively................        6,728        6,766        7,180
  Additional paid-in capital.............    8,559,414    8,749,376    9,747,394
  Retained earnings (accumulated
   deficit)..............................   (4,001,682)     178,953    2,645,367
                                           -----------  -----------  -----------
    Total shareholders' equity...........    4,564,637    8,935,272   12,400,118
                                           -----------  -----------  -----------
                                           $ 9,029,168  $12,612,189  $15,328,305
                                           ===========  ===========  ===========

The accompanying notes are an integral part of these statements.

                  Innovative Solutions and Support, Inc.

                            STATEMENTS OF OPERATIONS

                         For the Fiscal Year Ended September      For the Six Months
                                         30,                       Ended March 31,
                         -------------------------------------  -----------------------
                            1997         1998         1999         1999        2000
                         -----------  -----------  -----------  ----------  -----------
                                                                     (unaudited)
Revenues (includes
 related party amounts
 of $489,519,
 $2,952,584, $1,226,210,
 $178,905 and $32,765,
 respectively).......... $10,594,204  $14,682,313  $22,487,882  $8,913,950  $13,558,787
Cost of Sales (includes
 related party amounts
 of $1,516,263,
 $2,744,825, $616,751,
 $89,984 and $0,
 respectively)..........   7,007,523    8,480,549   10,570,009   4,694,879    6,399,879
                         -----------  -----------  -----------  ----------  -----------
  Gross profit..........   3,586,681    6,201,764   11,917,873   4,219,071    7,158,908
                         -----------  -----------  -----------  ----------  -----------
Operating Expenses:
  Research and
   development..........   1,114,351    1,554,564    1,915,634     877,920    1,357,302
  Selling, general and
   administrative.......   1,567,896    2,492,509    3,333,977   1,202,825    2,051,643
                         -----------  -----------  -----------  ----------  -----------
                           2,682,247    4,047,073    5,249,611   2,080,745    3,408,945
                         -----------  -----------  -----------  ----------  -----------
    Operating income....     904,434    2,154,691    6,668,262   2,138,326    3,749,963
Interest Income.........     (20,307)     (14,092)     (80,376)    (12,343)    (139,815)
Interest Expense........      84,120      238,213       50,239      43,448        2,722
                         -----------  -----------  -----------  ----------  -----------
  Income before income
   taxes................     840,621    1,930,570    6,698,399   2,107,221    3,887,056
  Income tax (expense)
   benefit, net (Note
   4)...................         --     2,013,802   (2,517,764)   (792,051)  (1,420,642)
                         -----------  -----------  -----------  ----------  -----------
Net Income.............. $   840,621  $ 3,944,372  $ 4,180,635  $1,315,170  $ 2,466,414
                         ===========  ===========  ===========  ==========  ===========
Net Income Per Common
 Share:
  Basic................. $      0.13  $      0.59  $      0.62  $     0.20  $      0.35
  Diluted............... $      0.10  $      0.46  $      0.45  $     0.15  $      0.25
Weighted Average Shares
 Outstanding:
  Basic.................   6,612,739    6,670,134    6,746,976   6,727,844    7,100,319
  Diluted...............   8,544,092    8,611,487    9,204,344   8,983,348    9,837,924



The accompanying notes are an integral part of these statements.

                  Innovative Solutions and Support, Inc.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                        Retained
                                           Additional   Earnings
                          Preferred Common  Paid-in   (Accumulated
                            Stock   Stock   Capital     Deficit)       Total
                          --------- ------ ---------- ------------  -----------
BALANCE, SEPTEMBER 30,
 1996....................   $177    $6,613 $8,182,529 $(8,786,675)  $  (597,356)
  Warrants issued with
   subordinated notes....    --        --     125,000         --        125,000
  Net income.............    --        --         --      840,621       840,621
                            ----    ------ ---------- -----------   -----------
BALANCE, SEPTEMBER 30,
 1997....................    177     6,613  8,307,529  (7,946,054)      368,265
  Issuance of stock to
   directors.............    --        115    251,885         --        252,000
  Net income.............    --        --         --    3,944,372     3,944,372
                            ----    ------ ---------- -----------   -----------
BALANCE, SEPTEMBER 30,
 1998....................    177     6,728  8,559,414  (4,001,682)    4,564,637
  Issuance of stock to
   directors.............    --         38    104,962         --        105,000
  Compensation in
   connection with
   issuance of Common
   stock options.........    --        --      85,000         --         85,000
  Net income.............    --        --         --    4,180,635     4,180,635
                            ----    ------ ---------- -----------   -----------
BALANCE, SEPTEMBER 30,
 1999....................    177     6,766  8,749,376     178,953     8,935,272
  Exercise of warrants to
   purchase Common stock
   (unaudited)...........    --        403    986,029         --        986,432
  Exercise of options to
   purchase Common stock
   (unaudited)...........    --         11     11,989         --         12,000
  Net income
   (unaudited)...........    --        --         --    2,466,414     2,466,414
                            ----    ------ ---------- -----------   -----------
BALANCE, MARCH 31, 2000
 (unaudited).............   $177    $7,180 $9,747,394 $ 2,645,367   $12,400,118
                            ====    ====== ========== ===========   ===========



The accompanying notes are an integral part of these statements.

                  Innovative Solutions and Support, Inc.

                            STATEMENTS OF CASH FLOWS

                             For the Fiscal Year Ended          For the Six Months
                                   September 30,                  Ended March 31,
                         -----------------------------------  ------------------------
                           1997        1998         1999         1999         2000
                         ---------  -----------  -----------  -----------  -----------
                                                                    (unaudited)
Cash Flows From
 Operating Activities:
 Net income............. $ 840,621  $ 3,944,372  $ 4,180,635  $ 1,315,171  $ 2,466,414
 Adjustment to reconcile
  net income to net cash
  provided by (used in)
  operating activities--
   Imputed interest.....    33,560       91,440           --           --           --
  Depreciation and
   amortization.........   150,054      126,877      264,785      101,237      152,403
  Deferred taxes........        --   (2,013,802)   1,786,260           --           --
  Stock issued to
   directors............        --      252,000      105,000           --           --
  Compensation expense
   for common stock
   options..............        --           --       85,000           --           --
  (Increase) decrease
   in--
  Accounts receivable...  (932,768)  (1,079,782)     161,562      217,570     (389,496)
  Inventories...........  (121,696)  (1,209,498)    (688,688)    (397,026)     (99,580)
  Prepaid expenses and
   other................   (11,403)     (82,607)      21,706      (12,751)    (268,299)
  Increase (decrease)
   in--
  Accounts payable......   529,385      237,048   (1,363,639)  (1,071,068)     385,794
  Accrued expenses......  (201,048)     (17,058)     954,136      776,550     (443,009)
  Deferred revenue......  (787,954)    (287,502)     454,154       59,980     (682,923)
                         ---------  -----------  -----------  -----------  -----------
    Net cash provided by
     (used in) in
     operating
     activities.........  (501,249)     (38,512)   5,960,911      989,663    1,121,304
                         ---------  -----------  -----------  -----------  -----------
Cash Flows From
 Investing Activities:
  Purchases of property
   and equipment........   (35,452)    (238,152)    (592,189)    (292,232)    (293,466)
                         ---------  -----------  -----------  -----------  -----------
Cash Flows From
 Financing Activities:
  Proceeds from issuance
   of notes.............   795,455           --           --           --           --
  Repayments on notes...        --     (587,600)    (250,000)    (250,000)          --
  Borrowings on credit
   facility.............        --    2,270,000           --      950,000           --
  Repayments on credit
   facility.............        --   (1,720,000)    (550,000)  (1,000,000)          --
  Repayments of
   capitalized lease
   obligations..........  (102,924)     (67,867)     (32,265)     (40,629)      (8,592)
  Proceeds from exercise
   of stock options.....        --           --           --           --       12,000
  Proceeds from exercise
   of warrants..........        --           --           --           --      986,432
                         ---------  -----------  -----------  -----------  -----------
    Net cash provided by
     (used in) financing
     activities.........   692,531     (105,467)    (832,265)    (340,629)     989,840
                         ---------  -----------  -----------  -----------  -----------
Net Increase (Decrease)
 In Cash And Cash
 Equivalents............   155,830     (382,131)   4,536,457      356,802    1,817,678
Cash And Cash
 Equivalents, Beginning
 Of Year................   328,451      484,281      102,150      102,150    4,638,607
                         ---------  -----------  -----------  -----------  -----------
Cash And Cash
 Equivalents, End Of
 Year................... $ 484,281  $   102,150  $ 4,638,607  $   458,952  $ 6,456,285
                         =========  ===========  ===========  ===========  ===========

The accompanying notes are an integral part of these statements.

                  Innovative Solutions and Support, Inc.

                         NOTES TO FINANCIAL STATEMENTS

      (Information as of March 31, 2000 and for the six months ended

                   March 31, 1999 and 2000 is unaudited)

1. Background:

   Innovative Solutions and Support, Inc., formerly Innovative Solutions and Support, Incorporated (the "Company"), was incorporated in Pennsylvania on February 12, 1988. The Company's primary business is the design, manufacture and sale of flight information computers, electronic displays and advanced monitoring systems to the military and governmental, commercial air transport and corporate aviation markets.

   The Company is in the process of preparing a registration statement for the sale of shares of Common stock to the public in an initial public offering. In connection with the offering, on July 7, 2000, the Company's Board of Directors approved a split of the Company's common shares on a 1.09624-to-1 basis. All references in the financial statements to the number of common shares and to per share amounts have been retroactively stated to reflect the common share split. Upon the closing of the offering, the outstanding shares of Preferred stock will be converted into 1,941,353 shares of Common stock.

   Future results of operations involve a number of risks and uncertainties. Factors that could affect future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on key personnel, dependence on technological developments, dependence on key customers and product liability.

2. Summary Of Significant Accounting Policies:

 Use of Estimates

   Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual future results could differ from those estimates.

 Interim Financial Statements

   The financial statements as of March 31, 2000 and for the six months ended March 31, 1999 and 2000 are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of results for those interim periods. The results of operations for the six months ended March 31, 1999 and 2000 are not necessarily indicative of the results to be expected for the entire year.

 Cash and Cash Equivalents

   Highly liquid investments purchased with an original maturity of three months or less are classified as cash equivalents.

 Inventories

   Inventories are stated at the lower of cost (first-in, first-out) or market as follows:

                                              September 30,
                                          ----------------------   March 31,
                                             1998        1999        2000
                                          ----------  ----------  -----------
                                                                  (unaudited)
   Raw materials and finished
    components........................... $2,276,764  $2,368,432  $3,257,162
   Work-in-process.......................  1,108,821   1,706,287   1,085,558
                                          ----------  ----------  ----------
   Gross inventory.......................  3,385,585   4,074,719   4,342,720
   Reserve for excess and obsolete.......   (577,500)   (577,946)   (746,367)
                                          ----------  ----------  ----------
                                          $2,808,085  $3,496,773  $3,596,353
                                          ==========  ==========  ==========

                  Innovative Solutions and Support, Inc.

      (Information as of March 31, 2000 and for the six months ended

                   March 31, 1999 and 2000 is unaudited)


 Property and Equipment

   Property and equipment is stated at cost. Depreciation is provided using an accelerated method over the estimated useful lives of the assets (the lesser of 5 to 7 years or over the lease term). This method is not materially different from straight-line. Major additions and improvements are capitalized, while maintenance and repairs that do not improve or extend the size of assets are charged to expense as incurred.

 Revenue Recognition

   Revenues are recognized upon shipment of product, and include $489,519, $2,952,584 and $1,226,210 from a related-party in 1997, 1998 and 1999, respectively, and $178,905 and $32,765 for the six months March 31, 1999 and 2000, respectively (see Note 9).

 Deferred Revenue

   The Company has a contract which provided for the customer to make advance payments of 10% of anticipated deliverables. These amounts are recorded as deferred revenue when received and recognized as revenue when the related products are shipped. Additionally, in fiscal 1999, a customer purchased a 10 year warranty. This amount has been recorded as deferred revenue and is being recognized ratably over the 10 year term of the warranty.

 Warranty

   Estimated cost to repair or replace products under warranty is provided when revenues from product sales are recorded. In fiscal 1999, the Company began to offer its customers extended warranties for additional fees. These warranty sales are recorded as deferred revenue and recorded as revenues over the warranty period.

 Income Taxes

   Income taxes are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" (see Note
4).

 Research and Development

   Research and development expenses are incurred for projects conducted under customer-sponsored programs and for future product development. All research and development costs incurred for projects conducted under customer-sponsored programs are charged to cost of revenues and research and development costs related to future product development are charged to expense as incurred.

 Long-Lived Assets

   The Company has adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No.121 requires that long-lived assets to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. No material adjustments have been recorded for the periods presented.

                  Innovative Solutions and Support, Inc.

      (Information as of March 31, 2000 and for the six months ended

                   March 31, 1999 and 2000 is unaudited)

 Comprehensive Income

   Pursuant to SFAS No. 130, "Reporting Comprehensive Income," the Company would be required to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. There were no items of other comprehensive income for any of the periods presented.

 Fair Value of Financial Instruments

   The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and debt instruments. The carrying values of these assets and liabilities are considered to be representative of their respective fair values.

 Major Customers and Products

   The Company derived 38%, 49% and 76% of its revenue from two, three and three customers for the years ended September 30, 1997, 1998 and 1999, respectively, and 82% and 69% from three customers for the six months ended March 31, 1999 and 2000, respectively. Accounts receivable related to these customers total $1,952,220, $2,096,468 and $2,454,961 at September 30, 1998 and
1999 and March 31, 2000, respectively.

   In addition, revenues from sales of air data and RVSM systems and components were 81% of revenues for the year ended September 30, 1999 and 100% of revenues for the six months ended March 31, 2000, respectively.

 Major Suppliers

   The Company currently buys several of its components from sole source suppliers. Although there are a limited number of manufacturers of the particular components, management believes that other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and shipments, a possible loss of sales, and could cause the Company to fail to fulfill certain performance obligations under current customer contracts, which would adversely affect operating results.

 Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash balances and trade receivables. The Company invests its excess cash with large banks. The Company's customer base principally consists of companies within the aviation industry. The Company does not require collateral from its customers.

 Supplemental Cash Flow Information

   For the years ended September 30, 1997, 1998 and 1999, the Company paid $14,691, $146,875 and $75,206, respectively, for interest, and $72,085, $10,028 and $155,278, respectively, for income taxes. For the six months ended March 31, 1999 and 2000 the Company paid $60,964 and $1,491, respectively, for interest, and $154,134 and $1,560,000, respectively, for income taxes.

3. Net Income Per Share:

   Net income per share is calculated utilizing the principles of SFAS No. 128, "Earnings per Share" ("EPS"). Basic EPS excludes potentially dilutive securities and is computed by dividing net income by the

                  Innovative Solutions and Support, Inc.

      (Information as of March 31, 2000 and for the six months ended

                   March 31, 1999 and 2000 is unaudited)

weighted-average number of common shares outstanding for the period. Diluted EPS is computed assuming the conversion or exercise of all dilutive securities such as preferred stock, options and warrants.

   Under SFAS No. 128, the Company's granting of certain stock options, warrants and convertible preferred stock resulted in potential dilution of basic EPS. The following table summarizes the differences between basic weighted average shares outstanding and diluted weighted average shares outstanding used to compute diluted EPS.

                                    For the Year Ended       For the Six Months
                                       September 30,           Ended March 31,
                               ----------------------------- -------------------
                                 1997      1998      1999      1999      2000
                               --------- --------- --------- --------- ---------
                                                                 (unaudited)
Basic weighted average number
 of shares outstanding.......  6,612,739 6,670,134 6,746,976 6,727,844 7,100,319
 Incremental shares from
  assumed exercise or
  conversion of:
  Stock options..............         --        --   168,671    69,294   369,410
  Warrants...................         --        --   347,344   244,857   426,841
  Preferred stock............  1,941,353 1,941,353 1,941,353 1,941,353 1,941,353
                               --------- --------- --------- --------- ---------
  Diluted weighted average
   number of shares
   outstanding...............  8,554,092 8,611,487 9,204,344 8,983,348 9,837,924
                               ========= ========= ========= ========= =========

   The number of incremental shares from the assumed exercise of stock options and warrants is calculated applying the treasury stock method.

4. Income Taxes:

   The Company incurred operating losses and generated a significant accumulated deficit from inception through the fiscal year ended September 30, 1996. As of September 30, 1997, and 1998 the Company had federal net operating loss carryforwards of approximately $7.6 million, and $5.8 million, respectively. At September 30, 1996 and 1997, a valuation allowance was recorded for 100% of the associated deferred tax asset as realization of the tax benefit was not considered more likely than not. At September 30, 1998, management determined, based upon historical and projected operating results, that it was more likely than not that the tax benefit would be realized. Therefore, as of September 30, 1998 the Company eliminated the valuation reserve and recorded an income tax benefit and a corresponding deferred tax asset of $2.0 million, relating to the remaining cumulative net operating loss of $5.8 million. The Company utilized the entire remaining cumulative net operating loss in fiscal 1999.

   The deferred tax effect of temporary differences giving rise to the Company's deferred tax assets consists of the following components:

                                                     September 30, September 30,
                                                         1998          1999
                                                     ------------- -------------
   Deferred tax assets--
     Deferred Revenue...............................  $       --     $227,542
     Net operating loss carryforwards...............   1,988,379           --
                                                      ----------     --------
   Deferred tax asset...............................  $1,988,379     $227,542
                                                      ==========     ========

   Payments received for warranties are recorded as taxable income in the year received and, therefore, generate deferred tax assets.

                  Innovative Solutions and Support, Inc.

      (Information as of March 31, 2000 and for the six months ended

                   March 31, 1999 and 2000 is unaudited)


   The components of income taxes were as follows:

                                             For the Year Ended September 30,
                                             ----------------------------------
                                               1997        1998         1999
                                             ---------  -----------  ----------
   Current Provision:
     Federal................................ $ 273,571  $   656,394  $  534,497
     State..................................    52,573      115,834     197,007
                                             ---------  -----------  ----------
                                               326,144      772,228     731,504
                                             ---------  -----------  ----------
   Deferred Provision (Benefit):
     Federal................................  (273,571)  (2,529,362)  1,780,359
     State..................................   (52,573)    (256,668)      5,901
                                             ---------  -----------  ----------
                                              (326,144)  (2,786,030)  1,786,260
                                             ---------  -----------  ----------
                                             $      --  $(2,013,802) $2,517,764
                                             =========  ===========  ==========

   The reconciliation of the statutory federal rate to the Company's effective income tax expense (benefit) rate is as follows:

                                      For the Year
                                     Ended September      For the Six Months
                                           30,              Ended March 31,
                                    --------------------  --------------------
                                    1997    1998    1999    1999       2000
                                    -----  ------   ----  ---------  ---------
                                                              (unaudited)
Federal statutory tax rate........   34.0%   34.0%  34.0%      34.0%      34.0%
State income taxes, net of federal
 benefit..........................    6.3     6.0    3.6        3.6        2.5
Benefit of net operating loss
 carryforward.....................  (40.3)  (40.0)    --         --         --
Reversal of deferred tax asset
 valuation reserve................     --  (104.3)    --         --         --
                                    -----  ------   ----  ---------  ---------
                                       --% (104.3)% 37.6%      37.6%      36.5%
                                    =====  ======   ====  =========  =========

5. Notes Payable:

   The Company had $837,600 of subordinated notes bearing annual interest at 10% collateralized by all of the Company's tangible and intangible assets. In fiscal 1998, $587,600 of these notes was repaid and the remaining $250,000 was repaid during fiscal 1999.

   Warrants to purchase 734,570 shares of Common stock at $2.19 per share expiring in June 2004 were issued to the noteholders in conjunction with issuance of the notes. The subordinated notes were recorded net of $125,000 of fair value assigned to the warrants. The warrants were valued using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 6.50%; an expected life of seven years; dividend yield of zero; and a volatility of 30%. The notes were amortized to their face value over one year, with $91,440 and $33,560 of amortization included in interest expense for the years ended September 30, 1998 and 1997, respectively (see Note 7).

6. Credit Facility:

   The Company has a revolving credit and equipment line with a bank ("Credit Facility") which allows the Company to borrow up to $1,000,000, increasing to $2,000,000 under certain circumstances, with interest at the higher of the prime rate plus 1.5% or the bank's cost of funds, as defined, plus 2.5%. All borrowings under the Credit Facility were repaid in April 1999. The original expiration date was July 1999, and was temporarily extended to August 2000. The Credit Facility requires the Company to maintain certain financial covenants, as defined, and is collateralized by substantially all of the Company's tangible assets.

                  Innovative Solutions and Support, Inc.

      (Information as of March 31, 2000 and for the six months ended

                   March 31, 1999 and 2000 is unaudited)


7. Shareholders' Equity:

 Preferred Stock

   Holders of Class A Convertible Preferred stock are entitled to certain rights shared with Common stock holders, as defined, including equal voting rights and an equal share of dividends, if any. In addition, Class A Convertible Preferred stock carries a liquidation right of $24 per share in the event of any liquidation, as defined. The Class A Convertible Preferred stock is convertible into Common stock at the option of the holder, at the rate of
10.9624 shares of Common stock for each share of Class A Convertible Preferred stock, subject to adjustment, as defined. In addition, the Preferred stock is automatically convertible into Common stock upon the closing of a qualified initial public offering, as defined.

 Common Stock

   The Company issued 115,105 and 38,368 shares of Common stock to non-employee directors, with fair values of $252,000 and $105,000, for the years ended September 30, 1998 and 1999, respectively. The fair value of the Common stock was charged to selling, general and administrative expense on the accompanying statements of operations on the date of issue.

 Stock Options

   The Company's 1988 Stock Incentive Plan provides for the grant of incentive stock options to employees. The Company's 1998 Stock Option Plan provides for the grant of incentive and nonqualified stock options to employees, officers, directors and independent contractors and consultants. Incentive stock options granted under the 1988 Stock Incentive Plan and the 1998 Stock Option Plan, (the "Plans") must be at least 100% of the fair value of the Common stock on the date of grant. Nonqualified stock options granted under the 1998 Plan may be less than, equal to or greater than the fair value of the Common stock on the date of grant. Required disclosure information regarding the Plans have been combined due to the similarities in the Plans. The Company has reserved 1,360,228 shares of its Common stock for awards under the Plans.

   The Company applies Accounting Principal Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations in accounting for options issued under the Plans. Under APB No. 25, compensation cost related to stock options granted to employees is computed based on the intrinsic value of the stock option at the date of grant, which represents the difference between the exercise price and the fair value of the Common stock. During the year ended September 30, 1999, the Company granted performance based stock options to an employee. The Company recorded $85,000 in compensation expense related to these options as the applicable performance measures that determined vesting had been achieved.

                  Innovative Solutions and Support, Inc.

      (Information as of March 31, 2000 and for the six months ended

                   March 31, 1999 and 2000 is unaudited)


   Under SFAS No. 123, "Accounting for Stock-Based Compensation," compensation cost related to stock options granted to employees is computed based on the value of the stock option at the date of grant using an option valuation methodology, typically the Black-Scholes pricing model. SFAS No. 123 can be applied either by recording the fair value of the options or by continuing to record the APB No. 25 value and disclosing the SFAS No. 123 impact on a pro-forma basis. The Company has elected the disclosure method of SFAS No. 123. Had the Company recognized compensation cost for its stock option plans consistent with the provisions of SFAS 123, the Company's pro forma net income for fiscal 1997, 1998 and 1999 would have been as follows:

                                                     Year Ended September 30,
                                                  ------------------------------
                                                    1997      1998       1999
                                                  -------- ---------- ----------
      Net income:
        As reported.............................. $840,621 $3,944,372 $4,180,635
        Pro forma................................  824,627  3,923,963  4,114,312
      Basic EPS:
        As reported.............................. $   0.13 $     0.59 $     0.62
        Pro forma................................     0.12       0.59       0.61
      Diluted EPS:
        As reported.............................. $   0.10 $     0.46 $     0.45
        Pro forma................................     0.10       0.46       0.45

   The weighted average fair value of the stock options granted during the years ended September 30, 1997, 1998 and 1999 were $1.39, $1.28 and $2.21, respectively. The fair value of each option grant is estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

                                                                 Year Ended
                                                               September 30,
                                                               ----------------
                                                               1997  1998  1999
                                                               ----  ----  ----
      Expected dividend rate.................................. --    --    --
      Expected volatility.....................................  70%   70%   70%
      Weighted average risk-free interest rate................ 6.6%  5.7%  5.7%
      Expected lives (years)..................................   5     5     5

                  Innovative Solutions and Support, Inc.

      (Information as of March 31, 2000 and for the six months ended

                   March 31, 1999 and 2000 is unaudited)


   Information relative to the Plans is as follows:

                                                     Range of      Weighted
                                                     Exercise      Average
                                          Options     Prices    Exercise Price
                                          --------  ----------- --------------
   Outstanding September 30, 1996........   78,162  $0.91- 2.74     $ 1.76
     Granted.............................  216,507         2.19       2.19
     Terminated..........................  (12,388)        1.09       1.09
                                          --------  -----------     ------
   Outstanding September 30, 1997........  282,281   0.91- 2.74       2.12
     Granted.............................  135,386   2.19- 3.28       2.70
     Terminated.......................... (109,624)  2.19- 2.74       2.24
                                          --------  -----------     ------
   Outstanding September 30, 1998........  308,043   0.91- 3.28       2.33
     Granted.............................  356,278   3.28- 6.39       3.52
     Terminated..........................  (54,812)        2.19       2.19
                                          --------  -----------     ------
   Outstanding September 30, 1999........  609,509   0.91- 6.39       3.28
     Granted (unaudited).................  169,916        10.03      10.03
     Exercised (unaudited)...............  (10,962)        1.09       1.09
     Terminated (unaudited)..............  (38,368)  0.91- 2.19       1.82
                                          --------  -----------     ------
   Outstanding March 31, 2000
    (unaudited)..........................  730,095  $2.19-10.03     $ 5.34
                                          ========  ===========     ======

   As of September 30, 1999, there were 74,215 options vested and exercisable at an aggregate exercise price of $176,380. In addition, as of March 31, 2000, there were options to purchase an additional 313,318 shares of common stock available for grant under the 1998 Stock Option Plan. Options may no longer be granted under the 1988 Stock Incentive Plan.

 Warrants

   In connection with the issuance of subordinated notes, the Company issued warrants to purchase 734,570 shares of Common stock at an exercise price of $2.19 per share (see Note 5). During the six months ended March 31, 2000, warrants to purchase 359,216 shares of Common stock were exercised for an aggregate purchase price of $786,432. The remaining warrants are fully vested and exercisable through June 2004.

   In addition, during the six months ended March 31, 2000, warrants to purchase 43,850 shares of Common stock were exercised for an aggregate purchase price of $200,000, or approximately $4.56 per share.

8. Commitments and Contingencies:

 Capital Leases

   The Company leases certain equipment under capital leases, with terms ranging from three to five years. Implicit interest rates under these leases range from 2% to 13%. The capitalized cost of $278,606, $94,291 and $94,291 and the related accumulated amortization of $161,269, $36,771 and $46,200 has been included in property and equipment at September 30, 1998 and 1999 and March 31, 2000, respectively.

                  Innovative Solutions and Support, Inc.

      (Information as of March 31, 2000 and for the six months ended

                   March 31, 1999 and 2000 is unaudited)


   Future minimum payments of capital leases at September 30, 1999 are as follows:

      Fiscal 2000..................................................... $ 22,762
      Fiscal 2001.....................................................   19,614
      Fiscal 2002.....................................................   19,328
      Fiscal 2003.....................................................   16,906
                                                                       --------
      Total minimum lease payments....................................   78,610
      Less--amount representing interest..............................   (9,015)
                                                                       --------
      Present value of future minimum lease payments..................   69,595
      Less--Current portion...........................................  (23,831)
                                                                       --------
                                                                       $ 45,764
                                                                       ========

 Operating Lease

   The Company currently leases its facility under operating leases from affiliates of a company whose principals are shareholders of the Company. Rent expense under operating leases totaled $224,613, $226,014 and $427,410 for the years ended September 30, 1997, 1998 and 1999, respectively, and $158,121 and $168,030 for the six months ended March 31, 1999, and 2000, respectively. Future minium payments related to all noncancelable leases are $319,463 in fiscal 2000.

 Product Liability

   The Company currently has product liability insurance to $10,000,000, which management believes is adequate to cover potential liabilities that may arise.

 Land Purchase

   During the six months ended March 31, 2000, the Company committed to purchase a tract of land for $1.0 million. The Company intends to construct a new manufacturing and office facility constructed on the land. Included in the accompanying balance sheet as of March 31, 2000, is a deposit of $100,000 toward the purchase of the land. The Company expects to spend a total of $5.0 million to $6.0 million on the construction through fiscal 2001, a portion of which will be funded with industrial development bonds.

 Airplane Purchase

   During the six months ended March 31, 2000, the Company committed to purchase an aircraft for approximately $3.0 million. This aircraft will serve as a test bed for the Company's new air data and flat panel products and also as a sales/marketing tool for demonstrating its products to its aviation customers. Included in the accompanying balance sheet as of March 31, 2000 is a deposit of $100,000 toward the purchase of the airplane.

 Employment Agreement

   In May 1999, the Company entered into an employment agreement with an employee for an annual salary of $225,000 expiring in May 2002.

 Legal Proceedings

   From time to time, the Company is subject to various legal proceedings in the ordinary course of business. Management does not believe that any of the current legal proceedings will have a material adverse effect on the Company's operations or financial condition.

                  Innovative Solutions and Support, Inc.

      (Information as of March 31, 2000 and for the six months ended

                   March 31, 1999 and 2000 is unaudited)


9. Related-party Transactions:

   The Company incurred legal fees of $29,150, $82,231 and $76,924 with a law firm which is a shareholder of the Company for the years ended September 30, 1997, 1998 and 2000, respectively, and $10,203 and $70,924 for the six months ended March 31, 1999 and 2000, respectively. Management believes the fees paid were on an arm's length basis and were consistent with the fees paid prior to the law firm's investment in the Company.

   The Company derived revenues of approximately $489,519, $2,952,584 and $1,226,210 for the years ended September 30, 1997, 1998 and 1999, respectively, and $178,905 and $32,765 for the six months ended March 31, 1999 and 2000, respectively, from a company which is a minority shareholder and purchased $1,516,263, $2,744,825, $616,751 and $89,984 of component parts used in the manufacturing process from this related party for the years ended September 30, 1997, 1998 and 1999 and the six months ended March 31, 1999, respectively. There were no purchases for the six months ended March 31, 2000.

                               INSIDE BACK COVER

Photograph of IS&S Cockpit Information Portal


     Text:
     IS&S Cockpit Information Portal (Cockpit/IP)-actual viewing area 12" x 9"

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             3,000,000 Shares

                  Innovative Solutions and Support, Inc.


                                 [LOGO OF IS&S]

                                  Common Stock

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                            Friedman Billings Ramsey
                    Stifel, Nicolaus & Company, Incorporated
                          Janney Montgomery Scott LLC

                                        , 2000

                             ---------------------

   You may rely only on the information contained in this prospectus. We have not authorized anyone to provide any information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that the information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or a solicitation to buy any shares in any circumstances under which the offer or solicitation is unlawful.

   Until , 2000 (25 days after the date of this prospectus), all dealers that buy, sell or trade these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than the underwriting discount, in connection with the sale of the shares of common stock being registered. IS&S will pay all of these costs. All amounts are estimates except the fees payable to the SEC, the National Association of Securities Dealers, Inc. (NASD), and the Nasdaq National Market.

   SEC Registration Fee............................................... $ 10,930
   NASD Filing Fee....................................................    4,640
   Nasdaq National Market Listing Fee.................................   87,000
   Printing and Engraving Expenses....................................  160,000
   Legal Fees and Expenses............................................  250,000
   Accounting Fees and Expenses.......................................  250,000
   Transfer Agent Fees................................................    3,000
   Miscellaneous......................................................    4,430
                                                                       --------
     Total............................................................ $770,000
                                                                       ========

---------------------

Item 14. Indemnification of Directors and Officers

   Subchapter D (Sections 1741 through 1750) of Chapter 17 of the Pennsylvania Business Corporation Law of 1988 (the "PBCL") contains provisions for mandatory and discretionary indemnification of a corporation's directors, officers, employees and agents (collectively "Representatives") and related matters.

   Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors, officers and other Representatives under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party or threatened to be made a party by reason of his being a Representative of the corporation or serving at the request of the corporation as a Representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

   Section 1742 provides for indemnification with respect to derivative and corporate actions similar to that provided by Section 1741. However, indemnification is not provided under Section 1742 in respect of any claim, issue or matter as to which a Representative has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, a Representative is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

   Section 1743 provides that indemnification against expenses is mandatory to the extent that a Representative has been successful on the merits or otherwise in defense of any such action or proceeding referred to in Section 1741 or 1742.

   Section 1744 provides that unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation as authorized in the specific case upon a determination that indemnification of a Representative is proper because the Representative met the applicable standard of conduct, and such determination will be made by the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding; if a quorum is not obtainable or if obtainable and a majority of disinterested directors so directs, by independent legal counsel; or by the shareholders.

   Section 1745 provides that expenses incurred by a Representative in defending any action or proceeding referred to in Subchapter D of Chapter 17 of the PBCL may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the Representative to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

   Section 1746 provides generally that except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter D of Chapter 17 of the PBCL shall not be deemed exclusive of any other rights to which a Representative seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office.

   Section 1747 grants a corporation the power to purchase and maintain insurance on behalf of any Representative against any liability incurred by him in his capacity as a Representative, whether or not the corporation would have the power to indemnify him against that liability under Subchapter D of Chapter 17 of the PBCL.

   Sections 1748 and 1749 apply the indemnification and advancement of expenses provisions contained in Subchapter D of Chapter 17 of the PBCL to successor corporations resulting from consolidation, merger or division and to service as a Representative of a corporation or an employee benefit plan.

   Article VII of our bylaws provides indemnification to directors and officers for all actions taken by them and for all failures to take action to the fullest extent permitted by Pennsylvania law against all expense, liability and loss reasonably incurred or suffered by them in connection with any threatened, pending or completed action, suit or proceeding (including, without limitation, an action, suit or proceeding by or in the right of IS&S), whether civil, criminal, administrative, investigative or through arbitration. Article VII also permits us, by action of our board of directors, to indemnify officers, employees and other persons to the same extent as directors. Amendments, repeals or modifications of Article VII can only be prospective, and such changes require the affirmative vote of not less than all of the directors then serving or the holders of a majority of the outstanding shares of stock entitled to vote in elections of directors. Article VII further permits us to maintain insurance, at our expense, for the benefit of any person on behalf of whom insurance is permitted to be purchased by Pennsylvania law against any such expenses, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under Pennsylvania or other law.

Item 15. Recent Sales of Unregistered Securities

   Since October 1, 1996, we have issued unregistered securities to a limited number of persons as described below:

     (a) From time to time since April 1997, we have issued stock options to our employees under our stock option plans to purchase an aggregate of 768,463 shares of common stock at exercise prices ranging from $2.19 to $11.86 per share.

     (b) On June 24, 1997, we issued warrants to purchase an aggregate of 734,570 shares of common stock at an exercise price of $2.19 per share to certain shareholders in connection with their agreement to make loans to us totaling $837,600. From October 1999 to June 2000, we issued 359,216 shares of common stock upon the exercise of such warrants by three of these shareholders.

     (c) From April 1998 to April 1999, a total of 153,473 shares of common stock were issued under our non-employee director share bonus program to our non-employee directors for services rendered from April 1995 to April 1999. The shares otherwise issuable to Ivan M. Marks and Joel P. Adams, non-employee directors who serve by designation of Parker Hannifin Corporation and The P/A Fund, respectively, were issued directly to Parker Hannifin Corporation and The P/A Fund.

     (d) In September 1999, we issued to one of our shareholders 43,849 shares of common stock upon the exercise of warrants at an exercise price of $4.56 per share.

     (e) From September 1999 to December 1999, we issued an aggregate of 10,962 shares of common stock to an employee of ours upon the exercise of stock options granted to him at an exercise price of $1.09 per share.

   None of the foregoing transactions involved any underwriters, underwriting discount or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients in such transactions represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

 Exhibit
 Number  Exhibit Title
 ------- -------------
   1     Form of Underwriting Agreement.
   3.1   Articles of Incorporation of IS&S.
   3.2   Bylaws of IS&S.
   5     Opinion of Cozen and O'Connor.
  10.1*  IS&S 1988 Incentive Stock Option Plan.
  10.2*  IS&S 1998 Stock Option Plan.
  10.3*  Employment Agreement by and between Robert J. Ewy and IS&S dated May
         3, 1999.
  10.4*  Employment Letter Agreement by and between Roger E. Mitchell and IS&S dated July 7, 1998.
  10.5*  Stock Purchase Agreement by and between IS&S and Parker Hannifin
         Corporation dated July 11, 1991.
  10.6*  Securities Purchase Agreement by and among IS&S, Geoffrey S. M.
         Hedrick, The P/A Fund and Parker Hannifin Corporation dated May 8,
         1995.
  10.7   Form of Warrant Agreement.
  21     Subsidiaries of IS&S.
  23.1   Consent of Arthur Andersen LLP.
  23.2   Consent of Cozen and O'Connor (contained in its opinion filed as
         Exhibit 5).
  24*    Power of Attorney (included on signature page).
  27.1   Restated Financial Data Schedule--September 30, 1999.
  27.2   Financial Data Schedule--March 31, 2000.

---------------------

*Previously filed

(b) Financial Statement Schedule

   Schedule II--Valuation and Qualifying Accounts

   All other financial schedules have been omitted because they are not required, not applicable or the required information is shown in the financial statements or related notes.

Item 17. Undertakings

   We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such name as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Malvern, Pennsylvania, on this 12th day of July, 2000.

                                          Innovative Solutions and Support,
                                           Inc.

                                              /s/ Geoffrey S. M. Hedrick
                                          By: _________________________________
                                                  Geoffrey S. M. Hedrick
                                               Chairman and Chief Executive
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

    /s/ Geoffrey S. M. Hedrick         Chairman and Chief            July 12, 2000
______________________________________  Executive Officer
        Geoffrey S. M. Hedrick          (Principal Executive
                                        Officer)

       /s/ James J. Reilly             Chief Financial Officer       July 12, 2000
______________________________________  (Principal Financial and
           James J. Reilly              Accounting Officer)

                  *                    Director                      July 12, 2000
______________________________________
            Joel P. Adams

                  *                    Director                      July 12, 2000
______________________________________
           Glen R. Bressner

                  *                    Director                      July 12, 2000
______________________________________
         Winston J. Churchill

                  *                    Director                      July 12, 2000
______________________________________
         Benjamin A. Cosgrove

                  *                    Director                      July 12, 2000
______________________________________
            Ivan M. Marks
                  *                    Director                      July 12, 2000
______________________________________
     Robert E. Mittelstaedt, Jr.



*By: /s/ Geoffery S. M. Hedrick
     --------------------------

       As Attorney-in-Fact

              SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                Balance at Charged to
                                Beginning   Cost and   Write-     Balance at
                                of Period   Expenses    offs     End of Period
                                ---------- ---------- ---------  -------------
Allowance doubtful accounts
 (Fiscal 97)...................  $ 42,000   $    --   $ (25,070)   $ 16,930
Allowance doubtful accounts
 (Fiscal 98)...................    16,930        --     (16,930)        --
Allowance doubtful accounts
 (Fiscal 99)...................       --         --         --          --
Warranty allowance (Fiscal
 97)...........................   242,510    105,942   (247,911)    100,541
Warranty allowance (Fiscal
 98)...........................   100,541    146,823   (140,229)    107,135
Warranty allowance (Fiscal
 99)...........................   107,135    324,879    (68,446)    363,568

                                 EXHIBIT INDEX

 Exhibit
 Number  Exhibit Title
 ------- -------------
   1     Form of Underwriting Agreement.
   3.1   Articles of Incorporation of IS&S.
   3.2   Bylaws of IS&S.
   5     Opinion of Cozen and O'Connor.
  10.1*  IS&S 1988 Incentive Stock Option Plan.
  10.2*  IS&S 1998 Stock Option Plan.
  10.3*  Employment Agreement by and between Robert J. Ewy and IS&S dated May
         3, 1999.
  10.4*  Employment Letter Agreement by and between Roger E. Mitchell and IS&S dated July 7, 1998.
  10.5*  Stock Purchase Agreement by and between IS&S and Parker Hannifin
         Corporation dated July 11, 1991.
  10.6*  Securities Purchase Agreement by and among IS&S, Geoffrey S. M.
         Hedrick, The P/A Fund and Parker Hannifin Corporation dated May 8,
         1995.
  10.7   Form of Warrant Agreement.
  21     Subsidiaries of IS&S.
  23.1   Consent of Arthur Andersen LLP.
  23.2   Consent of Cozen and O'Connor (contained in its opinion filed as
         Exhibit 5).
  24*    Power of Attorney (included on signature page).
  27.1   Restated Financial Data Schedule--September 30, 1999.
  27.2   Financial Data Schedule--March 31, 2000.

---------------------

* Previously filed